Exhibit 99.4

EXECUTION VERSION

THIS AMENDED AND RESTATED SECURED CONVERTIBLE PROMISSORY NOTE (THIS “NOTE”) AND THE SHARES, IF ANY, ISSUABLE UPON CONVERSION, HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY APPLICABLE U.S. STATE SECURITIES LAWS. THIS NOTE AND THE SHARES, IF ANY, ISSUABLE UPON CONVERSION, HAVE OR WILL HAVE BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE BORROWER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.

THIS NOTE HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”). PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1), JONATHON GRECH, AS A REPRESENTATIVE OF THE PARENT HEREOF WILL, BEGINNING TEN DAYS AFTER THE ISSUANCE DATE OF THIS NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). SUCH REPRESENTATIVE MAY BE REACHED AT TELEPHONE NUMBER +447534460715

AMENDED AND RESTATED SECURED CONVERTIBLE PROMISSORY NOTE

Principal Amount: $4,444,444	Amended and restated as of: January 25, 2024 (the “Amendment and Restatement Date”)

FOR VALUE RECEIVED, and upon and subject to the terms and conditions set forth herein, Selina Management Company UK Ltd, a company organized and existing under the laws of England, having company number 10975317 and a registered address of 102 Fulham Palace Road, London W6 9PL, United Kingdom (the “Borrower”), promises to pay to Osprey International Limited, registered in Cyprus with number HE385659 or its registered assigns or successors in interest (hereinafter, the “Lender”), the principal amount at maturity of four million, four hundred and forty four thousand, four hundred and forty four U.S. dollars ($4,444,444), issued at an original issue discount of ten (10) percent, the sum paid by Lender being equal to five million U.S. dollars ($4,000,000), with interest thereon calculated from the date hereof in accordance with the provisions of this Note (this “Note”). Selina Hospitality PLC (the “Parent”), Selina Operations US Corp (a Delaware corporation), Selina Operation Astoria Hotel LLC (a Delaware limited liability company), Selina Operation Chelsea LLC (a Delaware corporation), Selina Operation Chicago LLC (a Delaware limited liability company), Selina Operation New Orleans LLC (a Delaware limited liability company) and Selina RY Holding Inc. (a Delaware corporation) (“Selina RY”), Selina North America Holdings Limited (a company incorporated in England and Wales), Selina Brand Holdings Limited (a company incorporated in England and Wales) and Selina Nomad Limited (a company incorporated in England and Wales), are each guarantors (together with any other Subsidiary of the Parent that executes a joinder agreement as Guarantor in future (each a “Guarantor” and the Borrower together with each Guarantor being an “Obligor”) and each gives the representations, covenants and Events of Default in this Note. Ludmilio Limited, a company incorporated under the laws of Cyprus, with incorporation number HE414304, shall act as collateral agent for the Secured Parties (the “Collateral Agent”). Terms used but not otherwise defined herein shall have the meaning as assigned in Exhibit A.

Section 1. PAYMENTS.

1.1 MATURITY. If not sooner paid in full or converted in accordance with the terms of this Note, final payment of all unpaid principal hereunder and any accrued and unpaid interest on such principal shall be due and payable in cash on 1 November 2029 (the “Maturity Date”). Except as specifically provided for in this Note the Borrower is not permitted to prepay any portion of the outstanding principal of this Note.

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1.2 INTEREST. The outstanding principal amount of the Note shall bear interest at a fixed rate of twelve percent (12%) per annum (subject to increase under Sections 6.3 and 6.6 below which shall increase the cash-pay component of interest), comprised of six percent. (6%) per annum in cash and six percent (6%) per annum in compounded interest (“PIK Interest”), which shall each accrue on a daily basis from the date hereof until all amounts owing by any Obligor under or in connection with any Transaction Document is repaid in full, provided that from the date that eighty percent (80%) of the Senior Notes have been exchanged for new notes bearing solely PIK Interest or the Senior Notes have been modified such that at least 80% of the interest due thereunder will be PIK Interest, interest on the Note shall, for as long any such modification is effective, be at a rate of twelve percent (12%) PIK Interest (and no interest shall be payable in cash). PIK Interest shall be compounded together with the principal amount of the Note on each anniversary of the date hereof. Accrued cash-pay interest will be payable in cash on 31 December in each calendar year. Unpaid interest shall be due and payable on the earlier of the Maturity Date, a Borrower Conversion Date or on the Lender Conversion Date or, subject to Section 2.2, upon acceleration. Accrued and unpaid interest due on the Maturity Date or Borrower Conversion Date, as applicable, will be payable at such time in cash or, at the election of the Lender, Shares, in each case pursuant to Section 1.4. Accrued and unpaid interest due on the Lender Conversion Date will be payable as set out in Section Error! Reference source not found.. If any Obligor fails to pay the Lender any amount payable under a Transaction Document on its due date (including but not limited to the interest payments), interest shall accrue on the overdue amount from the due date up to the date of actual payment at a rate of fifteen percent (15%) per annum for the first six months from the due date and seventeen percent (17%), compounded on 31 March, 30 June, 30 September and 31 December in each calendar year (as applicable), as liquidated damages. The Parties agree that these liquidated damages are reasonable and proportionate to protect the Lender’s legitimate interest in the Obligors’ performance under the Transaction Documents and risks inherent in an instrument of this nature.

1.3 BORROWER’S MANDATORY CONVERSION OPTION.

(a) Right to Convert. If after the first anniversary of the issuance of the Note (subject to extension of such one-year non-conversion period, as provided at the end of Section Error! Reference source not found.) (i) the Last Reported Sale Price of the Shares of the Parent is greater than $6.00 per share for at least sixty (60) consecutive Trading Days, and (ii) the average daily trading volume of the Shares of the Parent during such sixty (60) day Trading Day period is greater than 5,000,000 Shares of the Parent per day in the aggregate, then the Borrower shall have the right (the “Borrower Conversion Right”) to convert the entire principal amount of the Note into that number of Shares (together with cash in lieu of any fractional shares as provided in Section 1.7) equal to the quotient obtained by dividing 100.0% of the amount of principal being converted by the Election Conversion Price, and any accrued and unpaid interest thereon will be payable at such time in cash or, at the election of the Borrower, in equity based on the Election Conversion Price, provided that (A) the issuance is effected within seven days from and including the last day of the period of sixty consecutive days referred to above; (B) the price of the Shares remains greater than $6.00 on the day that such issuance takes effect and the Lender or its nominee becomes the legal and beneficial owner of such Shares; and (C) before giving the Borrower Conversion Notice (defined below), the Borrower has given the Lender 10 Business Days’ prior notice of its intention to deliver a Borrower Conversion Notice and requested from the Lender details of the entity/nominee that the Lender wishes to hold such Shares and whether or not it wishes to receive cash or Shares in discharge of accrued interest up to the Conversion Issuance Date (the period of seven days which satisfies subparagraphs (A) to (C) in the proviso immediately above being the “Conversion Issuance Period” and the “Conversion Issuance Date” being a date within the Conversion Issuance Period during which such subparagraphs (A) to (C) have been satisfied). Save for any stamp, registration, issuance and similar Taxes (to which the provisions of Section 8.3(a) shall instead apply), the Parent and Borrower shall pay any and costs and expenses that may be payable with respect to the conversion (or any part thereof) of this Note or the Notes (or any of them), including upon the issuance of, and/or the delivery of any of: (i) the Shares; and (ii) any depositary receipt certificates or similar certificates or evidence of title, in each case in respect of the Shares, upon the conversion of this Note.

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(b) Conversion Procedures. The Borrower will inform the Lender of such election by delivering to the Lender by facsimile or electronic mail (or otherwise deliver), an executed notice of such election, which notice shall include, among other things (i) the number of Shares to be issued by the Parent, (ii) request the Lender to elect to receive (and the Borrower shall pay) the accrued and unpaid interest up to and including the Conversion Issuance Date in cash or Shares as contemplated in Section 1.2, and (iii) certify that there is no Equity Conditions Failure as of the date of such notice (a “Borrower Conversion Notice”). The Lender shall review the Borrower Conversion Notice and determine the principal amounts, interest and Shares to be converted, paid and delivered respectively. If the Lender determines that any variable in the Borrower Conversion Notice is incorrect it shall notify the Borrower of the correct variable and the Borrower Conversion Notice shall be amended for that change for all purposes under the Transaction Documents. All calculations and determinations in respect of the foregoing shall be made by the Lender, whose determination shall be binding on the parties hereto and to the other Transaction Documents absent manifest error and so long as the Lender’s calculations are consistent with the provisions of this Note. If the Borrower confirmed that there was no Equity Conditions Failure as of the date of the Borrower Conversion Notice, but an Equity Conditions Failure occurs between the date of the Borrower Conversion Notice and any time until the Borrower Conversion Date (the “Borrower Conversion Interim Period”), the Borrower shall provide the Lender a subsequent written notice to that effect. If the Equity Conditions are not satisfied (or waived in writing by the Lender) during the Borrower Conversion Interim Period, then the Borrower Conversion Notice shall be null and void and the Lender shall be entitled to all the rights of this Note. Provided that the conditions in the proviso of Section 1.3(a) and the Equity Conditions have been met and the other conditions in this Note have been met, the conversion shall be effected within the Conversion Issuance Period (the “Borrower Conversion Date”). The Lender shall promptly return this Note to a reputable common carrier for delivery to Borrower after that date (or an indemnification undertaking with respect to the Note in the case of its loss, theft, destruction or mutilation as set forth in Section 8.13).

(c) Effect of Conversion. On or before the first Trading Day following the date of the Borrower Conversion Notice, the Borrower shall transmit by electronic mail certain representations as to whether the Shares may then be resold pursuant to Rule 144 or an effective and available registration statement, to the Lender and the Parent, which confirmation shall constitute an instruction to the Parent to process the Borrower Conversion Notice in accordance with the terms therein, as may be amended pursuant to Section 1.3(b) (subject to the satisfaction (or waiver in writing by the Lender) of the conditions in the provision of Section 1.3(a) and the Equity Conditions and the other conditions set forth in this Note during the Borrower Conversion Interim Period). On the Borrower Conversion Date (a “Borrower Conversion Share Delivery Date” and, together with a Lender Conversion Share Delivery Date (as defined below), a “Share Delivery Date”), the Borrower and the Parent shall (x) provided that either (A) the Shares are subject to an effective resale registration statement in favor of the Lender or (B) if converted at a time when Rule 144 would be available for resale of the Shares by the Lender, credit such aggregate number of Shares to which the Lender is entitled pursuant to this Note and as set forth in the Borrower Conversion Notice, plus, if applicable, any Shares for the accrued and unpaid interest through the Borrower Conversion Date, to the Lender’s or its designee’s balance account with the applicable clearing system or depository, or (y) if the Shares are not subject to an effective resale registration statement in favor of the Lender and, if converted at a time when Rule 144 would not be available for resale of the Shares by the Lender (and, for the avoidance of doubt, the Lender has waived the related Equity Conditions Failure), issue and deliver to the address or account, as applicable, as specified in the register for the Parent, a depositary receipt certificate or book-entry notation, as applicable, registered in the name of the Lender or its designee, for the number of Shares to which the Lender shall be entitled pursuant to this Note and as set forth in the Borrower Conversion Notice, plus, if applicable, any Shares for the accrued and unpaid interest through the Borrower Conversion Date. From and after the Borrower Conversion Date, assuming rightful delivery of the Borrower Conversion Notice to the Lender and that the relevant Shares have become legally and beneficially owned by the Lender or its nominee and all steps necessary to effect such conversion have been completed (and all relevant documents evidencing the same have been delivered to the Lender) and all other amounts required to be paid under or in connection with the Transaction Documents by any Obligor have been repaid in full, the Note shall cease to be outstanding (as further provided herein) and interest thereon shall cease to accrue. Subject to the other terms and conditions of this Note, all obligations of the Borrower in respect of the principal amount of the Note shall be discharged thereby and accordingly, thereupon, the Borrower shall have no further obligation with respect to the principal amount of this Note and the Note shall thereupon be cancelled and cease to have any effect. The Lender (or such nominee as it may specify) shall be treated as the shareholder of record of the Parent as of the Borrower Conversion Date, irrespective of the date such Shares are credited to the Lender’s account with any applicable depository and/or clearing system or the date of delivery of the certificate evidencing the Shares, as the case may be, except for any additional authorizations required to issue any Shares in lieu of interest pursuant to the Borrower’s Conversion Right. The Parent’s and Borrower’s obligations to issue and deliver the Shares in accordance with the terms and subject to the conditions hereof are absolute and unconditional.

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(d) Status of Shares. The Parent represents and warrants to the Lender that it has all approvals and authorizations to allot and issue such number of Shares as is necessary for the Borrower and the Parent to comply with its obligations under the Transaction Documents (including any additional authorizations required to issue any Shares in lieu of interest pursuant to the Borrower’s Conversion Right or the Lender’s Conversion Right).

(e) Registration of Shareholder. The Borrower shall maintain a register for the recordation of the name and address of the Lender as the holder of this Note (and the name and address of any Person who is transferred all or any portion of this Note to the extent permitted by the terms hereof) and principal amount (and stated interest with respect thereto) held by the Lender (and any Person who is transferred all or any portion of this Note to the extent permitted by the terms hereof). The entries in such register shall be conclusive and binding for all purpose absent manifest error. The Borrower and the Parent shall treat each Person whose name is recorded in such register as the owner of this Note for all purposes, including, without limitation, the right to receive payments of principal and interest hereunder, notwithstanding notice to the contrary. Upon any Conversion (a “Conversion” being a conversion of the Indebtedness under the Note into Shares pursuant to either a Borrower Conversion Notice or Lender Conversion Notice, each in accordance with the terms of this Note), the Parent shall procure and ensure that the Lender (or any nominee it may direct, (in its absolute discretion)) shall be registered in the share register of the Parent and/or any other applicable registration, including in a depository and/or clearing system, as the holder of the applicable Shares with no further conditions as set forth in this Section 1.3 and in the Equity Conditions.

(f) Additional Actions. Upon any Conversion, the Parent and the Borrower shall take all actions and submit all such documents required, desirable or advisable in order to duly transfer the Shares to the Lender (or the relevant nominee), including but not limited to, the delivery to the Lender of a duly signed share transfer deed, an updated shareholder register of the Parent and/or any other applicable registration and a share certificate evidencing the registration of the Shares under the name of the Lender or the relevant nominee or if such Shares are traded on a clearing system or in dematerialised or uncertificated form, take such action is necessary or desirable to cause such Shares to be transferred to the Lender or any nominee of the Lender that it may specify in writing under the rules of such clearing system or exchange, including giving all necessary or desirable instructions to any nominee or custodian or system-user under that exchange to ensure the transfer of the Shares to the Lender or its nominee, including for the dematerialisation or rematerialisation of any assets or investments held in a settlement or clearance system, in each case, consistent with the terms of this Section 1.3.

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(g) Additional Documents. Upon any Conversion, the Parent and the Borrower shall also (and shall procure that, if applicable, any of their shareholders and relevant wholly-owned Subsidiaries will): execute, enter into and deliver any agreements, directions, powers of attorney, certificates, notices, acknowledgements, corporate resolutions and any other documents; and give any such instructions, file any documentation and/or do and perform any such acts, in each case, which may be required or desirable in connection with, the transfer, registration or ownership of the Shares to the Lender or otherwise to give full effect to this Note, in each case, on the relevant Conversion Date or any other date reasonably requested by the Lender, including as required under the rules of any applicable clearing system or depository.

(h) Other Instruments. Notwithstanding any other provision of this Note or any Transaction Document to the contrary, if the Shares have become an instrument other than the ordinary shares referred to in the Articles as of the date of this Note and/or are not listed for trading, or not able to be traded if listed for trading, on the Principal Exchange (and, for the avoidance of doubt, the Lender has waived the related Equity Conditions Failure), the Lender shall, in its absolute discretion, have the option to accept such other instrument but it shall not be obliged to do so and the Note shall continue in full force and effect. The Parent and the Borrower shall do all things that the Lender may request to put the Lender in an equivalent position but for such change of instrument.

1.4 PAYMENT IN CASH. Except as otherwise specified herein, all cash payments hereunder shall be made by each Obligor to the Lender in United States Dollars at the Lender’s address specified above (or at such other address as the Lender may specify), in immediately available funds, on the due date thereof in full without set off or counterclaim. If any amount is scheduled to be due on a date that is not a Business Day, such amount shall instead be due on the immediately preceding Business Day.

1.5 PREPAYMENT

(a) Prepayment. The Borrower may at any time, by giving to the Lender not less than five (5) Business Days’ (or such shorter period as the Lender may agree) written notice to that effect, prepay in cash the whole or any part of the outstanding principal of the Note or any accrued but unpaid interest due on the Note (but, if in part, reduces the outstanding principal by a minimum amount of $4,000,000).

(b) Notice of Prepayment. Any notice of prepayment given by the Borrower pursuant to subsection (a) shall be irrevocable and shall specify the date upon which such prepayment is to be made and the amount of such prepayment.

(c) Warrants upon Prepayment. Concurrently with any prepayment of any amount of the Note and any accrued but unpaid interest thereon which the Borrower undertakes in accordance with this Section 1.5, the Borrower shall procure that the Parent shall issue to the Lender private warrants of the Parent in the form annexed to the Warrant Agreement to subscribe for new Shares, which warrants will have a five-year term and an exercise price of $1.50 per share (the “Prepayment Warrants”). The number of Prepayment Warrants to be issued by the Parent shall be calculated by reference to the aggregate dollar amount of this Note and any accrued but unpaid interest thereon which the Borrower prepays in accordance with this Section 1.5 on the basis that one Prepayment Warrant shall be issued (rounded up to the nearest whole number of Prepayment Warrants) for each $1.50 that is prepaid).

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1.6 LENDER’S CONVERSION RIGHT.

(a) Right to Convert. Subject to the terms and conditions set forth in this Note, the Lender shall have the right (the “Lender Conversion Right”), exercisable in its sole discretion, prior to the Maturity Date, to either:

(i) convert the outstanding and unpaid principal amount of this Note (in whole or in part) into validly issued and fully paid Shares (together with cash in lieu of any fractional shares) equal to the quotient obtained by dividing 100.0% of the amount of principal being converted by the Election Conversion Price, and the accrued and unpaid interest on this Note will be payable at such time in cash, or at the election of the Lender to be delivered in writing to the Borrower, in Shares based on the Election Conversion Price; or

(ii) convert the outstanding and unpaid principal amount of this Note into 37.7% of the validly issued, fully paid and nonassessable share capital of Selina RY (or, if converted in part, pro rata),

and, in the case of subclause (ii), the accrued and unpaid interest on the Note will be payable at such time, at the option of the Lender, to be delivered in writing to the Borrower, (A) in cash, (B) in Shares based on a $1.50 share price, or (C) in additional equity in Selina RY based on the ratio with the numerator being the amount of accrued interest at the time and the denominator being $29,500,000 million (as the implied valuation of Selina RY), provided that the option to be paid in Shares pursuant to sub-clause (B) shall be subject to the Parent obtaining shareholder approval of the issuance of the number of Shares necessary at the time to satisfy this obligation, and the Parent shall use its best efforts to obtain such shareholder approval as soon as practicable in connection with such Conversion. Subject to the other terms and conditions of this Note, all obligations of the Borrower in respect of the principal amount of the Note shall be discharged upon conversion and accordingly, thereupon, the Borrower shall have no further obligation with respect to the principal amount of this Note and the Note shall thereupon be cancelled and cease to have any effect. Additionally, in the case of subclause (ii), Borrower shall deliver or cause to be delivered to the Lender, a certificate in accordance with the requirements of Treasury Regulations sections 1.897-2(h) and 1.1445-2(c) certifying that Selina RY is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code, together with an executed notice to the IRS described in Treasury Regulations section 1.897-2(h)(2).

The one-year non-conversion period in Section 1.3(a) shall be extended at the Lender’s sole discretion, by providing seven (7) days’ written notice to the Parent (the “Non-Conversion Notice”), if the Lender anticipates, acting in good faith and based on information and/or estimates provided by the Parent, that the Parent shall not have a positive Free Cash Flow by the end of such period, to such additional period up to one year as the Lender may direct, and the Borrower’s Conversion Right may not be exercised during the initial one-year non-conversion period or any extension thereof pursuant to this Section Error! Reference source not found., in each case subject to a new Non-Conversion Notice being provided. Save for any stamp, registration, issuance, and similar Taxes (to which the provisions of Section 8.3(a) shall instead apply), the Parent and Borrower shall pay any and all costs and expenses that may be payable with respect to the conversion (or any part thereof) of this Note or the Notes, including upon the issuance, transfer and/or the delivery of any of: (i) the Shares, and (ii) any share capital or other equity of Selina RY, and in each case any depositary receipt certificates or similar certificates or evidence of title to the Shares and/or any share capital or other equity of Selina RY (as applicable), upon the conversion of this Note.

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(b) Conversion Procedures. To convert any portion of this Note into Shares on any date in accordance with this Section 1.6, the Lender shall deliver by electronic mail (or otherwise deliver) to the Borrower and the Parent on such date, a copy of an executed Notice of Conversion, the form of which is attached hereto as Annex A (a “Lender Conversion Notice”). If required hereunder, but without delaying the Parent’s and Borrower’s requirement to deliver the Shares on the Lender Conversion Date (as defined below), the Lender shall surrender this Note to a common carrier for delivery to the Borrower as soon as practicable on or following the applicable Lender Conversion Date on which the Lender submitted a Lender Conversion Notice to the Borrower and the Parent electing to convert all or portion of this Note as represented on such Lender Conversion Notice (or an indemnification undertaking with respect to this Note in the case of its loss, theft, destruction or mutilation in compliance with the procedures set forth in Section 8.11). The Lender Conversion Notice shall specify (i) the principal amount of the Note being converted into Shares or share capital of Selina RY; and (ii) whether the accrued and unpaid interest on the Note will be payable in cash, in Shares or in additional equity of Selina RY, and the amount(s) so payable in cash, in Shares or in additional equity of Selina RY. No ink-original Lender Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Lender Conversion Notice be required. On or before the first Trading Day following the date of the Lender Conversion Notice, the Borrower shall transmit by electronic mail a confirmation of receipt of such Lender Conversion Notice and certain representations as to whether the Shares may then be resold pursuant to Rule 144 or an effective and available registration statement, to the Lender and the Parent, which confirmation shall constitute an instruction to the Parent to process the Lender Conversion Notice in accordance with the terms therein. On or before the second Trading Day following the date on which the Lender has delivered the applicable Lender Conversion Notice (a “Lender Conversion Share Delivery Date”), the Borrower and the Parent shall (x) provided that either (A) the applicable Shares are subject to an effective resale registration statement in favor of the Lender or (B) if converted at a time when Rule 144 would be available for resale of the Shares by the Lender, credit such aggregate number of Shares to which the Lender is entitled pursuant this Note and as set forth in the Lender Conversion Notice, plus, if applicable, any Shares for the accrued and unpaid interest through the Lender Conversion Date, to the Lender’s or its designee’s balance account with the applicable clearing system and/or depository, or (y) if the Shares are not subject to an effective resale registration statement in favor of the Lender and, if converted at a time when Rule 144 would not be available for resale of the applicable Shares by the Lender, issue and deliver to the address or account, as applicable, as specified in the Lender Conversion Notice, a depositary receipt certificate or book-entry notation, as applicable, registered in the name of the Lender or its designee, for the number of Shares to which the Lender shall be entitled pursuant to this Note and as set forth in the Lender Conversion Notice, plus, if applicable, any Shares for the accrued and unpaid interest through the Lender Conversion Date. If this Note is physically surrendered for conversion as required by this Section 1.6 and the then outstanding principal amount of this Note is greater than the principal amount of the Shares issuable upon conversion, the Parent and Borrower shall as soon as practicable after delivery of this Note and at its own expense, issue and deliver to the Lender a new note representing the outstanding principal not yet converted. The date on which such conversion shall be effected (such date, the “Lender Conversion Date” and together with the Borrower Conversion Date each a “Conversion Date”) shall be the later of the date of the Borrower’s receipt of a Lender Conversion Notice and the date on which the Lender or its nominee becomes the legal and beneficial owner of the Shares (and cash or capital shares of Selina RY) and all steps necessary to effect that have been completed (and all relevant documents evidencing the same have been delivered to the Lender), unless the Borrower and the Lender agree in writing to another date. All calculations and determinations in respect of the foregoing shall be made by the Lender, whose determination shall be binding on the Parties.

(c) Effect of Conversion. From and after the Lender Conversion Date, assuming rightful delivery of the Lender Conversion Notice to the Borrower and the Parent and that the relevant Shares have become legally and beneficially owned by the Lender or its nominee and all steps necessary to effect such conversion have been completed (and all relevant documents evidencing the same have been delivered to the Lender) and all other amounts required to be paid by any Obligor under or in connection with the Transaction Documents have been repaid in full and that a new note has been issued to the Lender in connection with any outstanding principal amount not converted, this Note shall cease to be outstanding (as further provided herein) and interest thereon shall cease to accrue. Subject to the other terms and conditions of this Note and except for any outstanding principal amount not converted, all obligations of the Borrower in respect of the principal amount of this Note shall be discharged thereby and accordingly, thereupon, the Borrower shall have no further obligation with respect to the principal amount of this Note and this Note shall thereupon be cancelled and cease to have any effect. The Lender (or such nominee as it may specify) shall be treated as a shareholder of record of the Parent as of the Lender Conversion Date, irrespective of the date such Shares are credited to the Lender’s account with the applicable clearing system and/or depository or the date of delivery of the certificate evidencing the Shares, as the case may be, except for the additional authorizations required to issue any Shares or capital shares of Selina RY in lieu of interest pursuant to the Lender’s Conversion Right. The Parent’s and Borrower’s obligations to issue and deliver the Shares in accordance with the terms and subject to the conditions hereof are absolute and unconditional. Notwithstanding anything to the contrary contained in this Note, the Subscription Agreement or the Investors’ Rights Agreement, after the effective date of the Registration Statement, the Parent and Borrower shall, upon receipt of reasonably requested documentation and letters of representation, cause unlegended and unrestricted Shares to be delivered the Lender (or its designee) in connection with any sale of Shares with respect to which the Lender has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, and for which the Lender has not yet settled.

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(d) Status of Shares. Any Shares issued upon settlement of conversion shall satisfy the Equity Conditions.

1.7 The Parent’s Failure to Timely Convert. If the Parent shall fail, other than by reason of a failure of the Lender to comply with its obligations hereunder, on or prior to the applicable Share Delivery Date either (I) to issue and deliver a certificate to the Lender or credit the Lender’s balance account with the applicable depository and/or clearing system with respect to the number of Shares to which the Lender is entitled upon the Conversion (including pursuant to the Borrower Conversion Right) or (II) if the Registration Statement covering the resale of the Shares that are the subject of a Borrower Conversion Notice or the Lender Conversion Notice (in either case, the “Unavailable Conversion Shares”) is not available for the resale of such Unavailable Conversion Shares and the Parent fails to promptly (x) so notify the Lender and (y) deliver the Shares electronically without any restrictive legend by crediting such aggregate number of Shares to which the Lender is entitled pursuant to such Conversion (including pursuant to the Borrower Conversion Right) to the Lender’s or its designee’s balance account with the applicable depository and/or clearing system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Conversion Failure”), then in addition to all other remedies available to the Lender, (A) if the Conversion Failure remains uncured on the third Business Day following such Share Delivery Date that the issuance of such Shares is not timely effected, the Parent shall pay cash to the Lender on each day thereafter that the Conversion Failure remains uncured in an amount equal to 1.0% of the product of (1) the sum of the number of Shares not issued to the Lender on or prior to the applicable Share Delivery Date and to which the Lender is entitled, and (2) the Weighted Average Price of the Shares on the applicable Conversion Date, as the case may be; provided, that if the Conversion Failure remains uncured for 30 days following such Share Delivery Date that the issuance of such Shares is not timely effected, the Parent shall pay cash to the Lender on each day thereafter that the Conversion Failure remains uncured in an amount equal to 1.5% of the product of (1) the sum of the number of Shares not issued to the Lender on or prior to the applicable Share Delivery Date and to which the Lender is entitled, and (2) the Weighted Average Price of the Shares on the applicable Conversion Date, as the case may be, and (B) the Lender, upon written notice to the Parent, may void its Lender Conversion Notice or the Borrower Conversion Notice, as the case may be, with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Lender Conversion Notice or Borrower Conversion Notice, as the case may be; provided that the voiding of a Lender Conversion Notice or the Borrower Conversion Notice, as applicable, shall not affect the Parent’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 1.7 or otherwise; provided, further, that in no event shall the amount of payments pursuant to this first sentence of Section 1.7 on account of a Conversion Failure, together with any interest accrued thereon in accordance with this Note, exceed 15% of the principal amount of this Note as set forth on the face of this Note. In addition to the foregoing, if, other than by reason of a failure of the Lender to comply with its obligations hereunder, on or prior to the applicable Share Delivery Date either (A) the Parent shall fail to issue and deliver a certificate to the Lender or credit the Lender’s balance account with the applicable depository and/or clearing system for the number of Shares to which the Lender is entitled upon the Conversion (including pursuant to the Borrower Conversion Right) or on any date of the Parent’s obligation to deliver Shares as contemplated pursuant to clause (y) below or (B) a Notice Failure occurs, and if on or after such Share Delivery Date the Lender purchases (in an open market transaction or otherwise) Shares corresponding to all or any portion of the number of Shares issuable upon such Conversion that the Lender is entitled to receive from the Parent and has not received from the Parent in connection with such Conversion Failure, then the Parent shall, within two (2) Trading Days after the Lender’s request and in the Lender’s discretion, either (x) pay cash to the Lender in an amount equal to the Lender’s total purchase price (including brokerage commissions, all stamp, registration, issuance and similar taxes and other out-of-pocket expenses, if any) for the Shares so purchased (the “Buy-In Price”), at which point the Parent’s obligation to issue and deliver such certificate or credit the Lender’s balance account with the applicable depository and/or clearing system for the Shares to which the Lender is entitled upon the Conversion (including pursuant to the Borrower Conversion Right) shall terminate, or (y) promptly honor its obligation to deliver to the Lender a certificate or certificates representing such Shares or credit the Lender’s balance account with the applicable depository and/or clearing system for such Shares and pay cash to the Lender in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Shares, times (B) the Weighted Average Price of the Shares on the applicable Conversion Date or the applicable date of the Borrower Conversion Notice, as the case may be. Nothing herein shall limit the Lender’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Parent’s failure to timely deliver certificates representing the Shares (or to electronically deliver such Shares) upon Conversion (including pursuant to the Borrower Conversion Right) of this Note as required pursuant to the terms hereof.

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1.8 FRACTIONAL SHARES. No fractional shares will be delivered to the Lender upon conversion or repayment. In lieu of fractional shares otherwise issuable, the Lender will be entitled to receive, at the Lender’s sole discretion, either (i) an amount in cash equal to the fraction of a Share multiplied by the Last Reported Sale Price of the Shares on the Trading Day immediately preceding the Borrower Conversion Date or Lender Conversion Date, as applicable, or (ii) one additional whole Share.

1.9 PURCHASE OPTION. Subject to the terms and conditions set forth in this Note and in consideration for making payment for this Note, for a period of five years from the Closing Date, Lender shall have the right, exercisable in its sole discretion by providing a Lender Conversion Notice, to acquire up to 67.8% of the fully diluted shares in Selina RY for a purchase price of twenty million dollars ($20,000,000) (or, if less than 67.8%, such pro rata amount of $20,000,000) (the “Purchase Option”). Should the Lender exercise the Purchase Option, the parties agree to reasonably cooperate to enter into the documentation needed to ensure the due and timely performance of the Purchase Option.

1.10 PREPAYMENT OPTION IN CASE OF FURTHER PIPE INVESTMENT.

(a) If the Lender invests a minimum of $5,000,000 in the Shares of the Parent as part of the conditional tranche of funding of up to $20,000,000 as agreed in the Future Funding Letter, among the Parties hereto, dated July 31, 2023 (the “Future Funding Letter”), at any time until the Business Day falling 15 months after the date of the Future Funding Letter, or is otherwise obligated to fund such amount in the event the funding conditions are satisfied, as agreed in the First Note Agreement (“Tranche 1”), then the Lender shall have the option (but not the obligation) (the “Equity Option”), to elect that:

(i) the amount of $4,000,000 of the principal issued under this Note shall be deemed to be prepaid by the Borrower (provided that $444,444 of the principal amount hereunder shall remain outstanding); and

(ii) the Parent shall issue to the Lender the number of Subscribed Shares (as defined in the Equivalent PIPE Transaction Documents) that would have been due had the principal amount of this Note been invested in the equity securities of the Parent on the terms of the Equivalent PIPE Transaction Documents (where the Per Share Price (as defined in the Equivalent PIPE Transaction Documents) for such Subscribed Shares is calculated on the date of any such election by the Lender, provided that the Parties further agree that if (A) that the Parent receives confirmation from the Lender in writing that the Finance Parties to the Initial Funding Letter (the “Finance Parties”) have not received (acting in their sole discretion) all of the documents and evidence required to satisfy all of the documents and other evidence listed in the Annex to the Future Funding Letter in form and substance satisfactory to each of the Finance Parties party thereto (the “CPs”), on or before 1 October 2023 and the Lender elects to exercise the Equity Option at any time after 1 October 2023, the Parent shall enter into a warrant agreement to issue 1,481,482 warrants to purchase voting ordinary shares of $0.005064 each of the Parent to the Lender (the “Equity Warrants”) and the Parent shall promptly do all such acts or execute all such documents as the Lender may specify (and in such form as the Lender may require) to issue such Equity Warrants; and

(B) the Parent receives confirmation from the Lender in writing that the Finance Parties have received (acting in their sole discretion) all of the documents and evidence required to satisfy the CPs on or before 1 October 2023 or the Lender elects to exercise the Equity Option on or before 1 October 2023, the Parent shall not be required to issue any Equity Warrants to the Lender in respect of any such Equity Option.

Section 2. REPRESENTATIONS AND COVENANTS OF THE OBLIGORS

2.1 REPRESENTATIONS AND WARRANTIES: Each Obligor in respect of each member of the Restricted Group represents and warrants to the Lender on each day that any Indebtedness or other amounts are owing to the Lender under the Transaction Documents, that:

(a) it has the power to execute and to perform its obligations and liabilities under the Transaction Documents;

(b) it has taken all action necessary to authorize the execution of and the performance of its obligations and liabilities under the Transaction Documents;

(c) all Shares which may be issued to the Lender upon the exercise of any Conversion will, upon issuance, be duly authorized, validly issued and fully paid and free of any Liens and encumbrances and interests of any other Person;

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(d) the execution and delivery of, and the performance by it of its obligations under, the Transaction Documents:

(i) will not result in a breach of any provisions of its organizational documents (including the Articles);

(ii) will not result in a breach of, or constitute a default under, any agreement or instrument to which it or by which it is bound;

(iii) will not result in breach of any order, judgment or decree of any court or governmental agency to which the Parent is a party or by which the Parent is bound; and

(iv) does not require the approval of any governmental, quasi-governmental or regulatory body, including any anti-trust authority or anti-trust approval or in respect of matters relating to merger control, foreign direct investment, anti-money laundering, foreign exchange controls and any other requirements based on the identity, domicile, business or other characteristics of the Lender or any of its Affiliates;

(e) it is in compliance with all laws, including as to Taxes, applicable to its business, operations and performance of its obligations and liabilities under the Transaction Documents;

(f) no Default or Event of Default is continuing;

(g) all the Transaction Documents are legal, valid and binding upon it and all of the Liens created or purported to be created by the Security Documents create first ranking Liens and the Liens that they purport to create; and

(h) it is the legal and beneficial owner of all of the assets that are subject to the Liens created by the Security Documents; and

(i) in respect of all written information that has been provided to the Lender by or on behalf of the Parent, the Borrower or any other member of the Group on or before the date hereof (“Information”):

(i) all Information was true and accurate in all material respects as at the date of that Information;

(ii) any forecast contained in the Information was prepared on the basis of recent historical information and on the basis of reasonable assumptions, consistent with past practices of the Parent and was fair (as at the date of the relevant report or document containing the forecast) and arrived at after careful consideration;

(iii) the expressions of opinion or intention provided by or on behalf of the Borrower, the Parent or any other member of the Group for the purposes of the Information were made after careful consideration and (as at the date of the relevant report or document containing the expression of opinion or intention) were fair and based on reasonable grounds;

(iv) all projections contained in the Information were prepared in good faith on the basis of assumptions which were reasonable at the time at which they were prepared and supplied; and

(v) nothing has occurred or been omitted and no information has been given or withheld that results in the Information being untrue or misleading in any material respect in light of the circumstances under which such statements were or are made, except, in the case of clauses (d)(ii) and (iii) and (e) as would not have a Material Adverse Effect.

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2.2 Stay, Extension and Usury Laws: Each Obligor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Note; and each Obligor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Lender, but shall suffer and permit the execution of every such power as though no such law has been enacted.

2.3 Statement as to Compliance: The Parent shall deliver to the Lender, within 10 days after the last day of each successive period of six calendar months ending on 30 June and 31 December in each calendar year (and within 14 days of any request by the Lender, which, absent a Default by any member of the Restricted Group hereunder, shall not be made more than two times per financial year), an Officer’s Certificate stating that a review of the activities of each member of the Restricted Group during the preceding six calendar month period has been made under the supervision of the signing Officer with a view to determining whether each member of the Restricted Group has kept, observed, performed and fulfilled each of their obligations and liabilities under this Note and the other Transaction Documents as of the date of the Officer’s Certificate, and further stating that, as to each such Officer signing such certificate to the best of his or her knowledge each member of the Restricted Group has kept, observed, performed and fulfilled each and every covenant contained in this Note and the other Transaction Documents in all material respects since the date of the Officer’s Certificate and none of them is in default in the performance or observance of any of the terms, provisions and conditions of this Note and the other Transaction Documents (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action such member of the Restricted Group is taking or proposes to take with respect thereto).

2.4 Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock:

(a) The Parent and each other Obligor shall not, and shall not cause or permit any member of the Restricted Group to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Parent shall not issue any Disqualified Stock and shall not permit any member of the Restricted Group to issue any shares of preferred stock.

(b) Section 2.4(a) shall not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(i) the incurrence by the Borrower and the Subsidiary Guarantors of Indebtedness represented by the Notes to be issued on the date of this Note and any Notes issued as scheduled PIK Interest under this Note and the incurrence by the Borrower or any Subsidiary Guarantor of a Note Guarantee at any time or under any other Transaction Document;

(ii) the Indebtedness outstanding as at the date hereof pursuant to the Senior Notes and the incurrence by the Parent of Indebtedness permitted to be incurred by it under Section 4.12 of the Convertible Bond Indenture, save that the Permitted Indebtedness set out in subparagraph (b)(i) of that definition in the Convertible Bond Indenture must not exceed the amount owed or owing by the Borrower or any Guarantor (without double counting) to the Lender under or in connection with the Transaction Documents;

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(iii) the incurrence by any member of the Restricted Group of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price, lease expense, rental payments or cost of design, construction, installation or improvement of property (real or personal), plant or equipment or other capital assets used in the business of the Parent or any member of the Restricted Group, whether through the direct purchase of assets or the Capital Stock of any Person owning such property, plant or equipment or other capital assets (including any Indebtedness deemed to be incurred in connection with such purchase) (it being understood that any such Indebtedness may be incurred after the acquisition or purchase or the construction, installation or the making of any improvement with respect to such property, plant or equipment or other capital assets) in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this subparagraph (iii);

(iv) the incurrence by the Parent or any member of the Restricted Group of Permitted Refinancing Indebtedness in exchange for, or the Net Proceeds of which are used to renew, refund, refinance, replace, redeem, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by this Note to be incurred under subparagraphs (b)(i) to (iii) above;

(v) the incurrence by the Parent or any member of the Restricted Group of intercompany Indebtedness between or among the Parent and any of its Subsidiaries; provided, however, that:

(1) if the Borrower or any member of the Restricted Group is the obligor on such Indebtedness and the payee is not the Borrower or a member of the Restricted Group, such Indebtedness must be unsecured and ((A) except in respect of the intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Parent and any member of the Restricted Group and (B) only to the extent legally permitted (the Parent and the Restricted Group having completed all procedures required in the reasonable judgment of directors or officers of the obligee or obligor to protect such Persons from any penalty or civil or criminal liability in connection with the subordination of such Indebtedness)) expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes or the other Transaction Documents, in the case of the Borrower, or any Note Guarantee, in the case of a Guarantor; and

(2) (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Parent or a member of the Restricted Group and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Parent or a of a member of the Restricted Group shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Borrower or such member of the Restricted Group, as the case may be, that was not permitted by this subparagraph (v);

(vi) the issuance by any Subsidiary of the Parent to the Parent or to any other member of the Restricted Group of shares of preferred stock; provided, however, that:

(1) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Parent or a member of the Restricted Group; and

(2) any sale or other transfer of any such preferred stock to a Person that is not either the Parent or a member of the Restricted Group, shall be deemed, in the case of each of (A) and (B), to constitute an issuance of such preferred stock by such member of the Restricted Group that was not permitted by this subparagraph (vi);

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(vii) the incurrence by the Parent or any member of the Restricted Group of Hedging Obligations that are not incurred for speculative purposes but for the purpose of (x) fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Note to be outstanding; (y) fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (z) fixing or hedging commodity price risk, including the price or cost of raw materials, emission rights, manufactured products or related commodities, with respect to any commodity purchases or sales;

(viii) the Guarantee by the Parent or any Subsidiary of Indebtedness of the Parent or a member of the Restricted Group that was permitted to be incurred by another provision of this Section 2.4; provided that if the Indebtedness being Guaranteed is subordinated to the Notes or pari passu with a Note Guarantee, the guarantee must be subordinated, in the case of the Notes or subordinated or pari passu, as applicable, in the case of a Note Guarantee, in each case, to the same extent as the Indebtedness Guaranteed;

(ix) the incurrence by the Parent or any member of the Restricted Group of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within 30 Business Days of such incurrence;

(x) the incurrence by the Parent or any member of the Restricted Group of Indebtedness arising from agreements of the Parent or any member of the Restricted Group providing for indemnification, obligations in respect of earnouts or other adjustments of purchase price or, in each case, similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets or Capital Stock of a member of the Restricted Group, provided that the maximum aggregate liability of the Parent and any member of the Restricted Group in respect of all such Indebtedness shall at no time exceed the gross proceeds, including the Fair Market Value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value), actually received by the Parent and any member of the Restricted Group in connection with such disposition;

(xi) the incurrence by the Parent or any of member of the Restricted Group of Indebtedness in respect of (A) letters of credit, bid, performance, appeal, surety, reclamation, remediation, rehabilitation and similar bonds, completion guarantees, judgment, advance payment, customs, VAT or similar instruments issued for the account of the Parent and any member of the Restricted Group in the ordinary course of business in each case, other than an obligation for money borrowed (other than advances or credit for goods and services in the ordinary course of business and on terms and conditions that are customary in a Permitted Business and other than the extension of credit represented by such letter of credit, bond, Guarantee or other instrument itself), including Guarantees and obligations of the Parent or any of its Subsidiaries with respect to letters of credit or similar instruments supporting such obligations or in respect of self-insurance and workers compensation obligations; and (B) any customary cash management, cash pooling or netting or setting off arrangements;

(xii) the incurrence of debt by the Parent pursuant to the supplemental indenture to be entered into between the Parent and Wilmington Trust, National Association;

(c) The Parent and each other Obligor shall not, and will not permit the Borrower or any member of the Restricted Group to, incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Borrower or any member of the Restricted Group unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the member of the Restricted Group’s Note Guarantee (as applicable) on substantially identical terms.

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2.5 Liens: (a) The Parent and each other Obligor shall not, and shall not permit any member of the Restricted Group to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness upon any of their property or assets, now owned or hereafter acquired, except in the case of any property or asset that does not constitute Collateral:

(i) Permitted Liens,

(ii) if such Lien is not a Permitted Lien, to the extent that all payments due under this Note, the Notes and the Note Guarantees are secured on an equal and ratable basis (or in the case of Indebtedness which is subordinated in right of payment to the Notes or any Note Guarantees, prior or senior thereto, with the same relative priority as the Notes or such Note Guarantee, as applicable, shall have with respect to such subordinated Indebtedness) with the obligations so secured until such time as such obligations are no longer secured by a Lien; or

(b) The Parent and each other Obligor shall not, and will not permit the Borrower or any member of the Restricted Group to create, incur, assume or suffer to exist any Lien over any of its property or assets, or any proceeds therefrom, which is Collateral for the Transaction Documents except for the Liens created by the Security Documents.

2.6 Restricted Payments:

(a) The Parent shall not:

(i) declare or pay any dividend or similar distribution on account of the Parent’s Equity Interests (including, without limitation, any such payment or distribution made in connection with any merger, amalgamation or consolidation involving the Parent) or to the direct or indirect holders of the Parent’s Equity Interests in their capacity as such for so long as the Notes are outstanding, unless approved by the Lender;

(ii) permit any member of the Restricted Group to declare or pay any dividend or make any other payment or distribution on account of a member of the Restricted Group’s Equity Interests (including, without limitation, any such payment or distribution made in connection with any merger, amalgamation or consolidation involving the a member of the Restricted Group) or to the direct or indirect holders of the a member of the Restricted Group’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Borrower and other than dividends or distributions payable to the Parent or a Subsidiary of Selina RY);

(iii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, any such purchase, redemption, acquisition or retirement made in connection with any merger, amalgamation or consolidation involving the Parent) any Equity Interests of the Parent or any direct or indirect parent of the Parent, in each case held by Persons other than the Parent or any member of the Restricted Group;

(iv) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, prior to the Stated Maturity thereof, any Indebtedness of the Parent or any member of the Restricted Group that is expressly contractually subordinated in right of payment to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Parent and any member of the Restricted Group), except (i) a payment of principal at the Stated Maturity thereof or (ii) the purchase, repurchase or other acquisition of Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or scheduled maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

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(v) make any Restricted Investment,

(all such payments and other actions set forth in subparagraph (a)(i) to (v) being collectively referred to as “Restricted Payments”).

(b) The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Parent or any member of the Restricted Group, as the case may be, pursuant to the Restricted Payment. Unsecured Indebtedness shall not be deemed to be subordinate or junior to secured Indebtedness by virtue of its nature as unsecured Indebtedness.

2.7 Asset Sales:

(a) The Parent and each other Obligor shall not, and will not permit the Borrower or any member of the Restricted Group to consummate an Asset Sale unless at least 50% of the consideration received in the Asset Sale by the Parent or such member of the Restricted Group is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(i) any liabilities, as recorded on the most recent consolidated balance sheet of the Parent or any member of the Restricted Group (other than contingent liabilities and liabilities that are by their terms subordinated in right of payment to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Parent or such other member of the Restricted Group from further liability or indemnifies the Parent or such member of the Restricted Group against further liabilities in full; and

(ii) Indebtedness (other than Subordinated Obligations of a member of the Restricted Group) of any member of the Restricted Group that is no longer a member of the Restricted Group as a result of such Asset Sale, to the extent that the Parent and each other member of the Restricted Group are released from any Note Guarantee of such Indebtedness in connection with such Asset Sale on or before its completion with the prior written consent of the Lender.

(b) The consideration received in the Asset Sale by the Parent or such member of the Restricted Group must be applied as approved by the Board of Directors of the Parent (and shall require the approval of the Lender’s nominee on the Board of Directors of the Parent).

2.8 Transactions with Affiliates: The Parent and the other Obligors shall not, and shall not permit any member of the Group to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Parent (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $1,000,000, unless:

(a) the Affiliate Transaction is on terms that are no less favorable to the Parent or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Parent or such Subsidiary with a Person who is not an Affiliate (as determined in good faith by a responsible financial or accounting officer of the Parent);

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(b) the Borrower delivers to the Lender:

(i) with respect to any Affiliate Transaction or series of related Affiliate Transactions, a resolution of the Board of Directors of the Parent set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with this Section 2.8 and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Parent (including the Lender’s nominee on the Board of Directors of the Parent); and

(ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $4,000,000, an opinion of an accounting, appraisal or investment banking firm of international standing, or other recognized independent expert of international standing with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required, stating that the transaction or series of related transactions is (A) fair to the Parent or such Subsidiary from a financial point of view taking into account all relevant circumstances or (B) on terms not less favorable than might have been obtained in a comparable transaction at such time on an arm’s length basis from a Person who is not an Affiliate; or

(c) the Affiliate Transaction is undertaken in connection with or to give effect to or to comply with any legal obligation of the Parent or any other Obligor which is in existence as at the date hereof provided that reasonable details of the same has been disclosed in writing to the Lender.

2.9 Limitation on Guarantees of Indebtedness by Restricted Group:

(a) The Parent and each other Obligor shall not permit any member of the Restricted Group, directly or indirectly, to Guarantee any Indebtedness of any other member of the Group (other than a Note Guarantee), save for the giving of any Guarantee by the Parent or any Obligor which is given in connection with or to give effect to or to comply with any legal obligation of the Parent or any other Obligor which is in existence as the date hereof, or any Guarantees replacing such existing Guarantees, or any future Guarantees to be entered into by any such Obligor that is of a similar type, nature (in that it covers similar underlying Indebtedness) as such existing Guarantees.

(b) The Parent and each other Obligor shall procure that each member of the Restricted Group that has not already given a Note Guarantee provides a Note Guarantee within 60 days of becoming a member of the Restricted Group. No Note Guarantee may be released, terminated, modified, waived or amended without the prior written consent of the Lender.

(c) Notwithstanding anything to the contrary herein:

(i) such member of the Restricted Group will be permitted to Guarantee Indebtedness permitted under Section 2.4(b)(viii);

(ii) no Guarantee shall be required if such Guarantee:

(1) could reasonably be expected to give rise to or result in any violation of applicable law that cannot be avoided;

(2) would result in a breach of or is prohibited under any contractual obligation to which such member of the Restricted Group is a party as at the date hereof provided that the Parent and the relevant member of the Restricted Group are taking commercially reasonable steps to seek any permission or other action under the relevant contractual obligation to allow the Note Guarantee to be given and in respect of contractual obligations arising after the date of this Note seek to permit a Note Guarantee to be given under the terms of the relevant contractual obligation; and

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(iii) each such Guarantee will be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

2.10 Dividend and Other Payment Restrictions Affecting the Restricted Group:

(a) The Parent and each other Obligor shall not, and will not permit any member of the Restricted Group to, directly or indirectly, create or permit to exist or become effective any consensual Lien or restriction on the ability of any Subsidiary to:

(i) pay dividends or make any other distributions on its Capital Stock to the Parent or any member of the Restricted Group, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Parent or any member of the Restricted Group;

(ii) make loans or advances to the Parent or any member of the Restricted Group; or

(iii) sell, lease or transfer any of its properties or assets to the Parent or any member of the Restricted Group , provided that (A) the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (B) the subordination of (including the application of any standstill period to) loans or advances made to the Parent or any Subsidiary to other Indebtedness incurred by the Parent or any Subsidiary, in each case, shall not be deemed to constitute such an encumbrance or restriction, in each case that would inhibit any Obligor from performing its obligations and liabilities under the Transaction Documents.

(b) However, the preceding restrictions will not apply to Liens or restrictions existing in respect of assets or properties other than those comprising the Collateral under or by reason of:

(i) this Note, the Notes, the Note Guarantees, the Security Documents;

(ii) applicable law, rule, regulation or order or the terms of any license, authorization, approval, concession or permit or similar restriction;

(iii) customary non-assignment and similar provisions in contracts, leases and licenses (including, without limitation, licenses of intellectual property) entered into in the ordinary course of business;

(iv) purchase money obligations for property (including Capital Stock) acquired in the ordinary course of business, Capital Lease Obligations and mortgage financings that impose restrictions on the property purchased or leased of the nature set forth in Section 2.4(b)(iii);

(v) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(vi) provisions limiting the disposition or distribution of assets or property in, or transfer of Capital Stock of, joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment), which limitations are applicable only to the assets, property or Capital Stock that are the subject of such agreements;

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(vii) supermajority voting requirements existing under corporate charters, bylaws, stockholders agreements and similar documents and agreements;

(viii) customary provisions restricting subletting or assignment of any lease governing a leasehold interest;

(ix) encumbrances or restrictions contained in Hedging Obligations permitted from time to time hereunder;

(x) restrictions on cash or other deposits or net worth imposed by customers or suppliers or required by insurance, surety or bonding companies, in each case under contracts entered into in the ordinary course of business;

(xi) any customary provisions in joint venture, partnership and limited liability company agreements relating to joint ventures that are not member of the Restricted Group and other similar agreements; and

(xii) any agreement with a governmental entity providing for development financing.

2.11 Coupon Conditions: The Parent and each other Obligor shall not, and will not permit any member of the Restricted Group to, directly or indirectly, agree to, or undertake or covenant to comply with, any restrictions under any terms of Indebtedness that would impair the ability of any Obligor or member of the Restricted Group to pay interest on the Notes in cash or (with regard to Parent) settle the Notes with Shares or otherwise comply with any other provision in any Transaction Document.

2.12 Reports:

(a) So long as any Notes are outstanding, the Parent shall furnish to the Lender:

(i) within 120 days after the end of the Parent’s fiscal year, annual reports containing the following information: (A) audited consolidated balance sheet of the Parent as of the end of the two most recent fiscal years and audited consolidated income statements and statements of cash flow of the Parent for the two most recent fiscal years (and comparative information for the end of the prior fiscal year), including complete notes to such financial statements and the report of the independent auditors on the financial statements; (B) an operating and financial review of the audited financial statements, including a discussion of the results of operations including a discussion of financial condition and liquidity and capital resources, and a discussion of material commitments and contingencies and critical accounting policies; (C) a description of the business, all material affiliate transactions, Indebtedness and material financing arrangements and all material debt instruments; and (D) material risk factors and material recent developments, provided that for so long as the Parent is required to file an annual report on Form 20-F with the SEC, this obligation shall be satisfied by its prompt filing of such Form 20-F with the SEC;

(ii) within 90 days following the end of the Parent’s first fiscal half-year in each fiscal year, semi-annual reports containing the following information: (A) an unaudited condensed consolidated balance sheet as of the end of such six-month period and unaudited condensed statements of income and cash flow for the year to date period ending on the unaudited condensed balance sheet date, and the comparable prior year periods for the Parent, together with condensed footnote disclosure; (B) an operating and financial review of the unaudited financial statements including a discussion of the consolidated financial condition and results of operations of the Parent and any material change between the current half-year period and the corresponding period of the prior year; and (C) material recent developments, provided that for so long as the Parent is filing such half-year information with the SEC, this obligation shall be satisfied by its filing of such information on a current report on Form 6-K with the SEC; and

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(iii) within 90 days following the end of the Parent’s and third fiscal quarter in each fiscal year, unaudited quarterly management reports presenting the Parent’s results of operations for the relevant fiscal quarter (without footnotes).

(b) All financial statements shall be prepared in accordance with IFRS on a consistent basis for the periods presented. Except as provided for above, no report need include separate financial statements for the Parent or Subsidiaries of the Parent or any disclosure with respect to the results of operations or any other financial or statistical disclosure not of a type included in the Form 20-F of the Parent filed with the SEC.

2.13 Wholly Owned Subsidiaries: The Borrower will at all times remain a wholly-owned Subsidiary of the Parent. The Borrower will not merge, consolidate, amalgamate or otherwise combine with or into another Person (whether or not the Borrower is the surviving corporation) or, other than in connection with the incurrence of a Permitted Lien, sell, assign, transfer, lease, convey or otherwise dispose of any material property or assets to any Person in one or more related transactions.

2.14 No Impairment of Security Interest or rights or interests of the Lender:

The Parent and each other Obligor shall not, and will not permit any member of the Restricted Group to, take or knowingly or negligently omit to take, any action which action or omission would have the result of materially impairing the security interest with respect to the Collateral or the rights or interests of the Lender under or in connection with the Transaction Documents for the benefit of the Lender and the Parent will not, and will not cause or permit any member of the Restricted Group to, grant to any Person other than the Lender and the other beneficiaries set forth in the Security Documents and any interest whatsoever in any of the Collateral or any right or interest which may materially adversely affect the rights or interests of the Lender.

2.15 Compliance with Laws & Policies: The Parent and each other Obligor shall not fail to, and shall procure that its Subsidiaries shall not fail to, comply with all laws to which each such party is subject if failure to so comply would have, or be reasonably likely to have, a Material Adverse Effect.

2.16 Anti-Corruption Laws and Sanctions

(a) No part of the proceeds of the Note will be used, directly or to the knowledge of any member of the Group indirectly, for any payments that could constitute a violation of any applicable Anti-Corruption Law.

(b) Each member of the Group shall (and the Parent shall ensure that each other member of the Group will):

(i) in all respects, conduct its business in compliance with Sanctions; and

(ii) to the extent permitted by law, promptly upon becoming aware of them, supply to the Lender details of any material claim, action, suit, proceedings or investigation against it with respect to Sanctions by any Sanctions Authority.

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(iii) No member of the Group may knowingly use, lend, contribute or otherwise make available any part of the proceeds of the Note or other transaction contemplated by the Transaction Documents directly or indirectly:

(1) for the purpose, or with the effect, of financing any trade, business or other activities of any Restricted Person (including for the benefit of any Restricted Person) or in any country or territory, that, at the time of such funding, is or whose government is subject to Sanctions;

(2) in any other manner that would result in a violation of Sanctions by any person;

(3) engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or breaches or attempts to breach, directly or indirectly, any Sanctions applicable to it; or

(4) fund all or part of any payment in connection with a Transaction Document out of proceeds directly or indirectly derived from business or transactions with a Restricted Person referred to in paragraph (c) of the definition thereof, or which would be prohibited by Sanctions or otherwise cause the Lender or any other person to be in breach of any Sanctions other than to the extent that such undertaking would result in a violation of Council Regulation (EC) No 2271/96, as amended (or any implementing law or regulation in any member state of the European Union) or any such similar applicable blocking or anti-boycott law or regulation in the United Kingdom.

(c) Each member of the Group shall ensure that reasonable controls and safeguards are in place designed to prevent any action being taken that would be contrary to paragraph (b) above.

2.17 Merger, Consolidation or Sale of Assets:

(a) The Borrower shall not, directly or indirectly (a) consolidate, amalgamate or merge with or into another Person (whether or not the Borrower is the surviving Person) or (b) voluntarily sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Borrower’s properties or assets, in one or more related transactions, to another Person, except with the consent of the Parent’s Board of Directors (including the consent of the designated nominee of the Lender, as required pursuant to Section 4 of the Investors’ Rights Agreement).

(b) The Parent shall not, directly or indirectly (i) consolidate, amalgamate or merge with or into another Person (whether or not the Parent is the surviving Person) or (ii) voluntarily sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Parent’s and its Subsidiaries’ properties or assets, in one or more related transactions, to another Person, except with the consent of the Parent’s Board of Directors (including the consent of the designated nominee of the Lender, as required pursuant to Section 4 of the Investors’ Rights Agreement).

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(c) No member of the Restricted Group may sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such member of the Restricted Group is the surviving Person), another Person, other than the Parent or the Borrower or another member of the Restricted Group, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

a. such member of the Restricted Group is the surviving corporation;

b. the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Parent, the Borrower or another member of the Restricted Group) unconditionally assumes, pursuant to a joinder to this Note on terms satisfactory to the Lender, all the obligations of such member of the Restricted Group under such Note, its Note Guarantee and the Security Documents, and any other Transaction Document to which its predecessor was party on terms set forth therein; and

c. the Net Proceeds of such sale or other disposition are applied as approved by the Board of Directors of the Parent (and shall require the approval of the Lender’s nominee on the Board of Directors of the Parent).

For purposes of this Section 2.17, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more members of the Restricted Group, which properties and assets, if held by the Parent instead of a member of the Restricted Group, would constitute all or substantially all of the properties and assets of the Parent on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the assets of the Parent.

2.18 Most Favored Nation and Right of First Offer: The Parent and each Obligor shall not, and will procure that none of their Subsidiaries, enter into any transaction or series of transactions with a person who is not the Lender or an Affiliate of the Lender in connection with (a) the issuance or borrowing of Indebtedness, or (b) the issuance of Shares of the Parent and/or warrants and/or Related Rights in respect of such Shares, in each case having a value of $500,000 or more, without (i) notifying the Lender in writing (which may be by email) (such notice being a “MFN Notice”) of any such transaction or series of transactions before they are entered into together with reasonable details of the same; and (ii) with regard to Indebtedness, irrevocably offering and agreeing with the Lender the right to amend the terms of this Note which provide a return to the Lender (including the conversion price for Shares, Warrants, interest payment terms, original issue discounts, fees and other similar terms) to be on equivalent terms as the terms offered under the new Indebtedness, or (iii) with regard to the issuance of Shares and/or warrants and/or Related Rights in respect of such Shares, offering the Lender the right to participate in such transaction on terms no worse than the terms offered to the other person, provided, however, that, other than in respect of the Parent and the Borrower, nothing in this Section 2.18 shall grant the Lender any rights in respect of, or require the Parent or any Obligor to provide to the Lender any MFN Notice in respect of (x) any local partner, landlord and related funding and security agreements in existence at the date of this Note or to be entered into after the date hereof in respect of Capital Lease Obligations and/or (y) the use of Shares to settle liabilities of the Parent and/or any direct or indirect Subsidiary of the Parent. The Lender shall respond to any duly completed and delivered MFN Notice within a period of ten (10) Business Days or else the Lender shall be deemed to have waived its rights under this Section 2.18. The Lender’s rights under this Section 2.18 shall continue for only so long as a portion of this Note remains outstanding (but, for the avoidance of doubt, shall not continue following conversion of the Note or repayment of this Note, each in full), or in respect of the Warrants or any other warrants issued to the Lender or its nominee, until the earlier to occur of their expiry date or exercise date. The Lender’s rights under this Section 2.18 shall not apply to any conversion of Notes into Shares under the Convertible Bond Indenture.

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2.19 Transfer of IP and Related Intra-Group Agreements. The Parent shall, and shall procure that its Subsidiaries shall: (a) transfer all trademarks and other Intellectual Property owned by it and/or any other member of the Group in connection with the “Selina” brand and its derivate and cognate forms are transferred to a special purpose vehicle (“IP Holdco”) on terms (including as to the identity and jurisdiction of incorporation of its parent company) and in a jurisdiction approved by the Lender within 45 days of the date of this Note; (b) before or simultaneously with such transfer(s), enter into a licensing agreement with each other member of the Group to use such Intellectual Property on terms in form and substance satisfactory to the Lender; (c) IP Holdco, before such transfers take effect, shall grant Liens to the Lender over all of its property and assets and the parent of IP Holdco shall grant security over its shares in IP Holdco and all of its property and assets to the Lender and each of them shall enter into such restrictive covenants as the Lender may require in form and substance satisfactory to the Lender; and (d) before or simultaneously with such transfer(s), the Lender and IP Holdco shall have entered into a revenue sharing agreement on terms and in form and substance reasonably satisfactory to the Lender and the Parent.

2.20 Limitation on Selina RY’s activities. Selina RY and its Subsidiaries must not carry on any business, undertake any other activity or own any assets, incur any Indebtedness, give any Guarantee, create or permit to exist any Lien over its property or assets, make any loan, make any payment or sell any of its assets other than:

(a) any activity reasonably related to the offering, sale, issuance, incurrence and servicing, purchase, redemption, refinancing or retirement of the Notes or other Indebtedness permitted by the terms of this Note, the granting of Liens permitted under Section 2.5 and distributing, lending or otherwise advancing funds to the Parent or any member of the Restricted Group;

(b) any activity undertaken with the purpose of fulfilling any other obligations under the Notes, other Indebtedness permitted by the terms of this Note, the or any Security Document to which it is a party;

(c) a Permitted Business;

(d) Permitted Investments;

(e) any activity directly related to the establishment and/or maintenance of its corporate existence or otherwise complying with applicable law;

(f) the ownership of 100% of the shares of their respective Subsidiaries; and

(g) other activities not specifically enumerated above that are de minimis in nature.

2.21 No Intra-Group actions. For so long as any Notes are outstanding, none of the Parent nor any member of the Restricted Group will commence or take any action or facilitate any process or procedure referred to tin the definition of Bankruptcy Law, including a winding up, liquidation or other analogous proceeding in respect of the Borrower or the Parent or any other Guarantor.

2.22 Collateral Over Shares in Selina Operations US Corp. The Parent shall: (a) transfer all of its shares in Selina Operations US Corp. (“Selina Operations”) to a direct wholly owned Subsidiary of the Parent with such transfer documentation being in form and substance to the Lender; (b) procure that such wholly owned Subsidiary of the Parent grants Liens over all of its assets (including all of the shares in Selina Operations) in favor of the Lender and in form and substance satisfactory to the Lender; and (c) becomes a Guarantor, in each case, before the date which one hundred and twenty (120) days after the date of this Note, provided, that the Parent shall not be subject to any specific obligation under this Section 2.22 if (i) the Lender has waived such obligation in writing; (ii) the fulfilment of such obligation would, in the opinion of the Lender (in its absolute discretion), result in a prohibitive cost, including tax cost to the Group; or (iii) the Parent is restricted from doing so under applicable law or contractual obligations specifically preventing the transfer existing as of the date of this Note, until any such impediment no longer applies. The Parent will use best efforts to overcome any such contractual obligations.

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2.23 Non-circumvention. Each of the Borrower and the Parent hereby covenants and agrees that the Borrower, the Parent and Selina RY, as applicable, will not, by amendment to its governing documents or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all actions as may be required to protect the rights of the Lender. Without limiting the generality of the foregoing or any other provisions of this Note or of the other Transaction Documents, the Borrower and the Parent, as applicable, (a) shall not increase the par value of the Shares receivable upon conversion of this Note, (b) shall take all such actions as may be necessary or appropriate in order that the Parent and Selina RY, as applicable, may validly and legally issue fully paid Shares or share capital, as applicable, upon the conversion of this Note and (c) shall, so long as this Note is outstanding, take all action necessary to reserve and keep available the maximum amount of Shares out of its authorized and unissued common stock, solely for the purpose of effecting the conversion of this Note.

2.24 Bank Accounts. The Borrower and Selina Operations shall ensure that all bank accounts opened and maintained by it are, at all times, subject to valid Liens under the Security Documents in form and substance satisfactory to the Lender.

Section 3. GUARANTEE

3.1 Note Guarantees:

(a) Each of the Guarantors hereby fully and unconditionally guarantees, jointly and severally, to the Lender and its successors and assigns, the full payment of principal of, premium, if any, interest, fees, costs and expenses, if any, on, and all other monetary obligations of the Borrower and each other Guarantor under this Note and the Notes and any other Transaction Document (all the foregoing being hereinafter collectively called the “Note Obligations”). The Guarantors further agree that the Note Obligations may be extended or renewed, in whole or in part, without notice or further assent from the Guarantors and that the Guarantors will remain bound under this Section 3 notwithstanding any extension or renewal of any Note Obligation. All payments under such Note Guarantee will be made in U.S. dollars.

(b) Each of the Guarantors hereby agrees that its obligations hereunder are unconditional and shall be as if it were principal debtor and not merely surety, unaffected by, and irrespective of, any validity, irregularity or unenforceability of any Note or any other Transaction Document, any failure to enforce the provisions of any Note any other Transaction Document, any waiver, modification or indulgence granted to the Borrower or any other Guarantor with respect thereto by the Lender, or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor or defense of a guarantor (except payment in full). Each of the Guarantors hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Borrower or any other Guarantor, any right to require that the Lender pursue or exhaust its legal or equitable remedies against the Borrower or any other Guarantor prior to exercising its rights under the Note Guarantee (including, for the avoidance of doubt, any right which any Guarantor may have to require the seizure and sale of the assets of the Borrower to satisfy the outstanding principal of, interest, fees, costs and expenses, on or any other amount payable under each Note or any other amount payable under or in connection with any Transaction Document prior to recourse against any Guarantor or its assets), protest or notice with respect to any Note or the Indebtedness evidenced thereby and all demands whatsoever, and covenants that the Note Guarantee will not be discharged with respect to any Note except by payment in full of the principal thereof and interest, fees, costs and expenses, in respect of or thereon or as otherwise provided in this Note or any other Transaction Document, including Section 4.3. If at any time any payment of principal of, premium, if any, interest, fees, costs and expenses, if any, on such Note is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Borrower or any other Guarantor, the Guarantors’ obligations hereunder with respect to such payment shall be reinstated as of the date of such rescission, restoration or returns as though such payment had become due but had not been made at such times.

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(c) Each of the Guarantors also agrees to pay any and all costs and expenses (including reasonable attorneys’ fees) incurred by the Lender or the Lender in enforcing any rights under this Section 3.1 and any other rights or remedies that it may have under or in connection with any Transaction Document.

3.2 Subrogation:

(a) Each Guarantor shall be subrogated to all rights of the Lender against the Borrower in respect of any amounts paid to the Lender by each Guarantor pursuant to the provisions of its Note Guarantee.

(b) Notwithstanding the foregoing, each Guarantor agrees that it shall not be entitled to any right of subrogation or indemnity in relation to the Lender in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, the Lender, on the other hand, the maturity of the obligations guaranteed hereby may be accelerated as provided in Section 5.2 for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and in the event of any declaration of acceleration of such obligations as provided in Section 5.2, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. The Guarantors will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Lender under the Note Guarantee, in which case it shall be postponed until payment in full of all obligations guaranteed hereby.

3.3 Limitation on Guarantor Liability: Each Guarantor hereby confirms that it is the intention of the parties hereto that the Note Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance, for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar national, federal, local or state law or voidable preference, financial assistance or improper corporate benefit, or violate the corporate purpose of the relevant Guarantor or any applicable maintenance of share capital or similar laws or regulations affecting the rights of creditors generally under any applicable law or regulation to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Lender and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount (as may be set forth in a joinder agreement to this Note to the extent reasonably determined by the Borrower) that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Section 3, result in the obligations of such Guarantor under its Note Guarantee not constituting either a fraudulent transfer or conveyance or voidable preference, financial assistance or improper corporate benefit, or violating the corporate purpose of the relevant Guarantor or any applicable capital maintenance or, in each case, any similar laws or regulations affecting the rights of creditors generally under any applicable law or regulation.

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3.4 Notation Not Required: Neither the Borrower nor the Guarantors shall be required to make a notation on the Notes to reflect any Note Guarantee or any release, termination or discharge thereof.

3.5 Successors and Assigns: This Section 3 shall be binding upon the Guarantors and each of their successors and assigns and shall inure to the benefit of the successors and assigns of the Lender and, in the event of any transfer or assignment of rights by the Lender, the rights and privileges conferred upon that party in this Note and in the Notes shall automatically extend to and be vested in such transferee or assigns, all subject to the terms and conditions of this Note.

3.6 No Waiver: Neither a failure nor a delay on the part of either the Lender in exercising any right, power or privilege under this Section 3 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Lender herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Section 3 at law, in equity, by statute or otherwise.

3.7 Modification: No modification, amendment or waiver of any provision of this Section 3, nor the consent to any departure by any Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any Guarantor in any case shall entitle such Guarantor to any other or further notice or demand in the same, similar or other circumstance.

3.8 Releases: The Note Guarantee of a Subsidiary Guarantor shall be released upon the first to occur of:

(a) repayment in full of the Notes and all other amounts owing to the Lender under or in connection with the Transaction Documents;

(b) the sale or other disposition (including by way of consolidation or merger) of ownership interests in the Subsidiary Guarantor (directly or through a parent company) such that the Subsidiary Guarantor does not remain a Subsidiary where the same is approved by the Lender;

(c) the sale or disposition of all or substantially all the assets of the Subsidiary Guarantor (other than to another Subsidiary Guarantor), where the same is approved by the Lender; or

(d) the implementation of a Permitted Reorganization approved by the Lender,

and in each case, otherwise not prohibited by this Note Agreement, and the Lender shall agree to execute an amendment to this Note to release such Subsidiary Guarantor in full.

Section 4. COLLATERAL AND SECURITY

4.1 Collateral and Security Documents: The due and punctual payment of the principal of, and premium on, if any, interest, fees, costs and expenses, on the Notes or any other amount under or in connection with any Transaction Document and any Note Guarantee when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium on, if any, interest, fees, costs and expenses, or any other amount under or in connection with any Transaction Document if any, on the Notes and any Note Guarantee and performance of all other obligations and liabilities of the Borrower and any Guarantor to the Lender under this Note, any Note Guarantee and any other Transaction Document, according to the terms hereunder or thereunder, are secured as provided in the Security Documents which the Borrower and the Guarantors have entered into prior to or simultaneously with the execution of this Note. The Borrower and any Guarantor shall each take, and shall cause their respective Subsidiaries to take, upon request of the Lender, any and all actions reasonably required to cause the Security Documents to create and maintain, as security for the Obligations of the Borrower and any Guarantor hereunder, in respect of the Collateral, valid and enforceable perfected Liens in and on such Collateral in favor of the Lender.

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4.2 Release of the Collateral: The Collateral will be released from the Lien over such Collateral:

(a) upon repayment in full of the Notes and all other amounts owing to the Lender under or in connection with the Transaction Documents;

(b) in the case of a security enforcement sale in accordance with the terms of the relevant Security Document or at law;

(c) upon the full and final payment and performance of all financial obligations of the Borrower and the Guarantors under the Notes and any other Transaction Document; and

(d) in connection with the implementation of a Permitted Reorganization approved by the Lender.

4.3 Authorization of Actions to be Taken by the Lender Under the Security Documents:

(a) Upon reasonable request of the Lender, the Borrower and Guarantors shall execute and deliver such further instruments and do such further acts as may be necessary to carry out more effectively the purposes of this Note and the other Transaction Documents.

(b) Subject to the provisions hereof, the Security Documents, the Lender shall have power to institute and maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts that may be unlawful or in violation of the Security Documents or this Note or any other Transaction Document, and such suits and proceedings as the Lender may deem expedient to preserve or protect its interests in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest under the Security Documents or be prejudicial to the interests of the Lender).

4.4 Further Action: Each member of the Restricted Group shall take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the security over the Collateral as contemplated by the Security Documents and to facilitate the perfection of the same and to give effect to the rights and remedies created or intended to be created thereby.

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Section 5. EVENTS OF DEFAULT AND REMEDIES AND MANDATORY PREPAYMENT.

5.1 EVENTS OF DEFAULT. The occurrence of any of the following events or conditions shall constitute an “Event of Default” hereunder:

(a) (i) the failure of the Parent to file, not later than one (1) year following the Closing Date, with the SEC a resale registration statement on Form F-1 in order to register all of the Registrable Securities (as defined in the Investors’ Rights Agreement) for resale (the “Registration Statement”), (ii) the failure of the Parent to cooperate with the SEC to have the Registration Statement declared effective as soon as practicable after the filing thereof, and/or such Registration Statement is not declared effective by the SEC or does not otherwise become effective automatically on or before the applicable Effectiveness Deadline (as defined in the Subscription Agreement), or (iii) the Registration Statement when declared effective fails to register the Required Registration Amount (as defined in the Subscription Agreement) of Registrable Securities other than in any such case as a result of the failure by the Lender to comply with its obligations hereunder or under the Subscription Agreement of Investors’ Rights Agreement with respect to such Registration Statement;

(b) while the Registration Statement is required to be maintained effective pursuant to the terms of the Subscription Agreement, the Warrant Agreement and the Investors’ Rights Agreement, the effectiveness of the Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or such Registration Statement (or the prospectus contained therein) is unavailable to the Lender for the sale of its Registrable Securities in accordance with the terms of the Subscription Agreement, the Warrant Agreement and the Investors’ Rights Agreement (including, without limitation because of a failure to disclose such information as is necessary for sale to be made pursuant to such Registration Statement, a failure to register a sufficient number of Shares or Warrants or a failure to maintain the listing of the Shares), and such lapse or unavailability continues for a period of five (5) consecutive Trading Days or for more than an aggregate of ten (10) Trading Days in any 365-day period, other than in any such case as a result of the failure by the Lender to comply with its obligations hereunder or under the Subscription Agreement or the Investors’ Rights Agreement with respect to such Registration Statement;

(c) (i) the suspension of the Shares (as such, and not as a part of broader suspension of the Principal Exchange generally for securities of other issuers) from trading on an Eligible Exchange for a period of two (2) consecutive Trading Days or for more than an aggregate of five (5) Trading Days in any 365-day period or (ii) the failure of the Shares to be listed on an Eligible Market;

(d) Default in the payment when due of interest or (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes or any other amount payable under the Notes, where such default has continued for a period of seven (7) days without remedy;

(e) any failure by any Obligor to comply with Section 2.19, Section 2.21 or Section 7.1(b));

(f) any failure by any Obligor to comply with any provision of any Transaction Document (other than those referred to in paragraph 5.1(d) and paragraph 5.1(e) above), where failure to comply is capable of remedy and such failure has continued for a period of twenty one (21) days after the earlier of (i) notice of such failure has been provided by the Lender or (ii) the Obligor becoming aware of the failure to comply;

(g) a Change of Control of the Parent, Selina RY, IP Holdco or the Borrower, without the prior written consent of the Lender;

(h) any representation or statement made or deemed to be made by any member of the Restricted Group under or in connection with any Transaction Document or any other documents delivered by or on behalf of a member of the Restricted Group under or pursuant to any Transaction Document is or proves to have been incorrect or misleading (if such representation does not contain a materiality concept, in any material respect) when made or deemed to be made (and all such representations are deemed made on each day that any Indebtedness is outstanding under any Transaction Document) unless the underlying circumstances (if capable of remedy) are remedied within twenty one (21) days of the earlier of (i) the Lender giving notice to the Parent or the relevant member of the Restricted Group and (ii) the Parent or such member of the Restricted Group becoming aware of such breach;

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(i) a false or inaccurate certification by the Parent and Borrower that the Equity Conditions are satisfied or that there has been no Equity Conditions Failure or as to whether any Event of Default has occurred;

(j) the Parent fails to remove any restrictive legend on any certificate or any Shares issued to Lender upon conversion of this Note or the Warrants, including any Prepayment Warrants, as and when required by this Note or the Subscription Agreement or the Warrant Agreement, unless otherwise then prohibited by U.S. federal securities laws or as a result of the Lender to comply with its obligations hereunder, and any such failure remains uncured for at least three (3) days after notice from the Lender;

(k) in respect of any Indebtedness of the Parent or any member of the Restricted Group:

(i) any failure by the Parent or any member of the Restricted Group to pay when due US$1,000,000 or more of interest under any such Indebtedness to which it is a party, provided that any and all remedy or cure periods available to the Parent or relevant member of the Restricted Group under the terms of such Indebtedness have been observed or expired in accordance with their terms;

(ii) any failure by any member of the Restricted Group to pay when due US$4,000,000 or more of principal under any such Indebtedness to which it is a party, provided that any and all remedy or cure periods available to the relevant member of the Restricted Group under the terms of such Indebtedness have been observed or expired in accordance with their terms; or

(iii) in respect of any Indebtedness of US$5,000,000 principal or more: (A) any commitment for any Indebtedness of such member of the Restricted Group is cancelled or suspended by a creditor of any member of the Restricted Group as a result of an event of default (however described); or (B) any creditor of such member of the Restricted Group (excluding any co-funder or joint venture partner of such Restricted Group) becomes entitled to declare any Indebtedness of such member of the Restricted Group due and payable prior to its specified maturity as a result of an event of default (however described);

(l) in respect of any Capital Lease Obligation of any member of the Restricted Group, the counterparty to such Capital Lease Obligation having obtained a final judgment enforceable entered by a court or courts of competent jurisdiction against the relevant member of the Restricted Group for payment of an amount in excess of US$5,000,000 and such judgment has not been paid, discharged, stayed or fully bonded for a period for ten (10) days from when payment is due under such judgment against the relevant member of the Restricted Group; with the terms of such Indebtedness in respect of such unpaid premium;

(m) (A) any security interest created by the Security Documents with respect to Collateral ceases to be in full force and effect, or as assertion by any member of the Restricted Group that any Collateral is not subject to a valid, perfected security interest; or (B) the repudiation by any member of the Restricted Group of any of its obligations or liabilities under the Security Documents;

(n) any Note Guarantee of any member of the Restricted Group is held in any judicial proceeding which is not subject to appeal to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any member of the Restricted Group or any Person acting on behalf of any such member of the Restricted Group, repudiates, denies or disaffirms its obligations under its Note Guarantee or other payment obligations under the Transaction Documents;

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(o) the entry by a court of competent jurisdiction of (A) a decree or order for relief in respect of any member of the Restricted Group in an involuntary case or proceeding under any applicable Bankruptcy Law or (B) a decree or order adjudging any member of the Restricted Group bankrupt or insolvent, or seeking reorganization (other than as permitted by this Agreement), adjustment arrangement or composition of or in respect of any member of the Restricted Group, adjustment arrangement or composition of or in respect of any member of the Restricted Group under any applicable law, or appointing a custodian, receiver, liquidator, assignee, Lender, sequestrator (or other similar official) of any member of the Restricted Group or of any substantial part of their respective properties or ordering the winding up or liquidation of their affairs, and any such decree, order or appointment pursuant to any Bankruptcy Law;

(p) (A) any member of the Restricted Group (1) commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent or (2) consents to the filing of a petition, application, answer or consent seeking a reorganization (other than as permitted by this Agreement), relief under any applicable Bankruptcy Law; (B) any member of the Restricted Group consents to the entry of a decree or order for relief in respect of any member of the Restricted Group in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it; (C) any member of the Restricted Group (1) consents to the appointment of, or taking possession by, a custodian, receiver, liquidator, administrator, supervisor, assignee, lender, sequestrator or similar official of any member of the Restricted Group or of all or substantially all of their respective properties, or (2) makes an assignment for the benefit of creditors; (D) by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors; or (E) enter into a composition, compromise, assignment or arrangement with any of its creditors (other than a Permitted Reorganization);

(q) any member of the Restricted Group has appointed to it a liquidator (other than in respect of a solvent liquidation), trustee, receiver, administrative receiver, administrator or similar officer of the whole or substantially the whole of its respective undertaking and assets, or, in each case, any analogous or similar proceeding in any jurisdiction outside of England and Wales or any member of the Restricted Group makes an application to court in connection with such appointment or is or is adjudicated or found bankrupt or insolvent or, subject to any payment delays, grace or cure periods as contemplated in Sections 6.3 and 6.6 hereof, or any actions permitted in accordance with Section 6.3 or Section 6.6, is unable to pay its debts as they fall due or its liabilities exceed its assets or any member of the Restricted Group takes any action (including without limitation, the making of an application or the giving of any notice, petition, proposal or convening a meeting) or any corporate action or legal proceedings are started or other procedure or steps are taken in connection with any of the foregoing paragraphs (j) or (k);

(r) the dissolution or termination of existence of any member of the Restricted Group;

(s) any member of the Restricted Group suspends or ceases, or threatens to suspend or cease, to carry on the whole or a substantial part of its business or sells or otherwise disposes of the whole or any substantial part of its business, undertaking or assets, or threatens to do any of the same;

(t) it is or becomes unlawful for any member of the Restricted Group to perform any of its respective obligations under the Transaction Documents;

(u) the authority or ability of any member of the Restricted Group to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalization, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any member of the Restricted Group or any of its assets, and such curtailment has or is reasonably likely to have a Material Adverse Effect;

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(v) the auditor of any member of the Restricted Group qualifies its audit opinion within such member’s audited annual consolidated financial statements delivered after the date of this Note (other than by way of a going concern emphasis of matter statement) and such qualification has a Material Adverse Effect as to such member’s ability to continue as a going concern; and/or

(w) any event or series of events occurs which has or is reasonably likely to have a Material Adverse Effect.

5.2 ACCELERATION; REMEDIES.

(a) In the case of an Event of Default with respect to any Obligor or any member of the Restricted Group, and such Event of Default is continuing after any applicable remedy or cure period, the Lender may declare all of the then outstanding Notes and other amounts owing to the Lender under the Transaction Documents to be due and payable immediately by providing written notice to the Borrower and the Parent and exercise any rights and/or remedies that it may have under the Transaction Documents, including the Collateral, and/or at law.

(b) Notwithstanding any provision of this Note to the contrary, if any Event of Default occurs under one or more of Sections 5.1(o) to 5.1(s), all amounts owing to the Lender under the Transaction Documents shall be automatically due and payable without further action by any party.

(c) If an Event of Default occurs and is continuing, the Lender may, but shall not be obliged, in its discretion to proceed to protect and enforce its rights and remedies by such appropriate judicial proceedings or other actions as the Lender shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Note or any other Transaction Document or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

(d) All rights of action and claims under this Note or the Notes or any other Transaction Document may be prosecuted and enforced by the Lender without the possession of any of the Notes or the production thereof in any proceeding relating thereto.

5.3 NOTICE OF DEFAULTS. Promptly upon becoming aware of the occurrence of any Default or Event of Default, the Borrower shall provide written notice to the Lender and the Parent describing the same and the steps being taken with respect thereto.

5.4 MANDATORY PREPAYMENT.

(a) If the auditor of any member of the Restricted Group includes within its audit opinion in that member’s audited annual consolidated financial statements for the financial year ending December 31, 2024 or any subsequent year a going concern emphasis of matter statement, the Lender shall be entitled to declare all amounts then outstanding under the Notes and other amounts owing to the Lender under the Transaction Documents to be due and payable within sixty (60) days’ written notice to the Borrower or the Parent.

(b) If the Parent fails to obtain shareholder approval for the issuance of additional ordinary shares to allow the Parent to raise not less than $50,000,000 via equity investments in the Parent in accordance with Section 6.9 within six months from the date hereof, the Lender shall be entitled to declare all amounts then outstanding under the Notes owing to the Lender under the Transaction Documents and any interest accrued over the period, to be due and payable within fourteen (14) days’ written notice to the Borrower or the Parent.

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Section 6. FURTHER COVENANTS.

6.1 EXISTENCE. Except as otherwise permitted hereunder, each Obligor shall, and shall cause its Subsidiaries whose equity becomes subject to a security interest from time to time, to at all times preserve and maintain in full force and effect its legal existence under the laws of the jurisdiction of its organization and take all reasonable action to maintain all rights, franchises, licenses and permits necessary in the normal conduct of its business except, other than with respect to the preservation of the existence of each of the Borrower, the Guarantor, the Parent or such other Subsidiary; provided that each of the Borrower, the Parent, Guarantors and any such other Subsidiary shall not be required to preserve any such existence (other than with respect to the preservation of existence of the Borrower or the Parent or the Guarantors, respectively), right, franchise, license or permit if an officer of such Person or such Person’s board of directors (or similar governing body, and in the case of the Parent, including the Lender’s nominee on the Board of Directors of the Parent) determines that the preservation thereof is no longer desirable in the conduct of the business of such Person or that the loss thereof is not disadvantageous in any material respect to the Borrower, the Guarantors or the Parent, respectively.

6.2 REGISTRATION RIGHTS. Each of the Borrower, the Guarantors and the Parent agrees that the Lender is entitled to the benefits of Section 9 of the Subscription Agreement and to the benefits of the Investors’ Rights Agreement. By its acceptance thereof, the Lender will have agreed to be bound by the terms of the Subscription Agreement and the Investors’ Rights Agreement.

6.3 DEBT SERVICE. The Parent covenants to use its best efforts to take such actions that would allow it to make payments on its Existing Debt in the amount of no more than $27,000,000 during the financial year ended December 31, 2023 and in an amount of no more than $20,000,000 during the financial year ended December 31, 2024, in each case in cash (each a “Debt Service Target”), and to that end, the Parent and its Subsidiaries, as applicable, may choose to convert any Existing Debt into equity instruments, make any payments in kind or defer interest payments on any Existing Debt, or take any other measures they deem appropriate to reduce the liabilities of the Parent and its Subsidiaries (subject to approval by the Parent’s Board of Directors, including the consent of the designated nominee of the Lender, to the extent applicable and not including any Indebtedness under the Transaction Documents or any other indebtedness due to the Lender or any Affiliate of the Lender). If the Parent does not achieve the Debt Service Target for the 2023 financial year or the 2024 financial year, then in lieu of other remedies available to Lender, the interest payable under Section 1.2 will be increased by 50 basis points for each $1,000,000 above the applicable Debt Service Target for a particular year specified above, with retroactive effect from the Closing Date until the date the interest is payable hereunder and subject to a maximum increase of 250 basis points, unless any such failure to achieve the Debt Service Target will not constitute an Event of Default under this Note.

6.4 PAYMENT OF ACCRUED LIABILITIES. The Parent shall not apply cash or other assets of the Group against (or pay or discharge) Accrued Liabilities, except for up to:

(a) 4% of $40,000,000 (i.e. US$1,600,000) in cash funded from the first $40,000,000 of cash raised since April 1, 2023 until the date of this Note; plus

(b) on and from July 1, 2023, (i) $500,000 per month or (ii) the amount of cash equal to 15% of the Parent’s consolidated unlevered Free Cash Flow in aggregate on a quarterly basis.

No amount in excess of the amounts set forth above may be used to make any payment on any other Accrued Liability until the Maturity Date without the approval of the Parent’s Board of Directors, including the consent of the designated nominee of the Lender.

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6.5 CONTINGENCY FUNDING. Notwithstanding any restrictions set out in Section 6.3 or Section 6.4, the Parent shall be entitled to apply an additional $1,000,000 per annum (subject to approval by the Parent’s Board of Directors, including the consent of the designated nominee of the Lender) to prevent the occurrence of a default or settle a legal claim in connection with any of its Existing Debt and/or Accrued Liabilities closing costs, deferred legal expenses, deferred rent, deferred people expenses and similar expenses, provided that if used, any such amount shall be deducted from the amount available for payments under Section 6.4(b)(ii) above over the following 12 months.

6.6 RENT REDUCTION. The Parent covenants to use its best efforts to take such actions that would allow it to achieve an average rent reduction of $800,000 per month ($9,600,000 in the aggregate for the Group) for each of the financial years ended December 31, 2023 and December 31, 2024 (the “Rent Reduction Target”), which reductions may be achieved through the deferral of rent beyond 2024, the abatement or the equitization of rent or a combination of these measures provided, that any such deferral of rent in respect of any lease does not result in any increase of the amount of rent due under that lease in the aggregate or the incurrence of any additional fees, costs or expenses. If the Parent does not achieve the Rent Reduction Target for one or both of the financial years, then in lieu of other remedies available to Lender, the interest payable under Section 1.2 will be increased by 50 basis points for each $1,000,000 below the target in aggregate for the Group for the relevant year specified above, with retroactive effect from the Closing Date and subject to a maximum increase of 250 basis points. Any such failure to achieve the Rent Reduction Target will not constitute an Event of Default under this Note.

6.7 COMPLIANCE WITH BUDGET; OVERSIGHT.

(a) Subject to, and with effect from the date of approval of the Overhead Budgets, the Parent shall use its best efforts not to exceed the expense line items, in the aggregate of $26 million, set out in the Overhead Budgets (and that, within such $26 million figure, the costs of maintaining the Parent’s listing on the Principal Exchange and/or as a public limited company will not exceed $4 million per annum) nor average more than $2,166,667 per month, and the agreed schedule of employee liabilities in respect of each of the financial years ended December 31, 2023 and December 31, 2024, unless with respect to either such period to the extent waived or modified with the consent of the Parent’s Board of Directors, including the consent of the designated nominee of the Lender, as required pursuant to the Investors’ Rights Agreement. The Parent’s Finance & Capital Allocation Committee, or such other committee as may be designated by the Parent’s Board of Directors from time to time, shall have monthly oversight over the corporate overhead budget.

(b) If the Parent does not comply with any of the provisions set out in paragraph (i) for the 2023 financial year or the 2024 financial year, then in lieu of other remedies available to Lender, the interest payable under Section 1.2 will be increased by 50 basis points for each $1,000,000 above the applicable Overhead Budget for a particular year specified above, with retroactive effect from the Closing Date until the date the interest is payable hereunder and subject to a maximum increase of 250 basis points. Any such failure to achieve the Overhead Budget will not constitute an Event of Default under this Note.

6.8 EXPANSION. Notwithstanding any other provision of this Note to the contrary, the Parent shall ensure that (i) the expansion of hotel operations into a new country in which the Parent and its Subsidiaries do not have operations as of the date of this Note (the countries in which the Parent and its Subsidiaries currently have operations as of the date of this Note are set out in Exhibit D hereto) and (ii) the signing of leases for new hotels (i.e., hotels for which a lease agreement has not been signed as of the date of this Note) in countries which have a negative Unit Level Operating Profit at the time the lease is to be approved based on performance during most recently completed fiscal quarter are, in each case, approved by a simple majority of the Board of Directors of the Parent or greater, including approval by the designated nominee of the Lender, as required pursuant to Section 4 of the Investors’ Rights Agreement. In any other case, any action referred to in paragraphs (i) or (ii) above is allowed only if no capital investment is required from the Parent.

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6.9 SHAREHOLDER APPROVAL AND CAPITAL RAISE. The Parent shall (a) convene a general meeting of shareholders within one hundred twenty (120) days from the Initial Closing Date and obtain at such meeting shareholder approval for the issuance of the additional ordinary shares to allow the Parent to raise not less than $50,000,000 from the Finance Parties (and the Parent confirms that no shareholder approval is required for the issuance of any ordinary shares pursuant to the terms of this Agreement), via equity investments in the Parent or convertible loans to the Parent or a subsidiary of the Parent (such amount to be reduced by the PIPE Investment and other equity investments and convertible debt instruments made in the Parent after the date of this Note) and convert into equity (or release) all of the Indebtedness under the Convertible Bond Indenture at a price of $4.00 or higher per share; and (b) before the first anniversary of the Initial Closing Date, raise at least US$20,000,000 cash (the “Fundraising Target”) via additional equity investments into the Parent from third parties other than the Finance Parties, parties related to the Finance Parties, or pursuant to the PIPE Investment which shall count towards the Fundraising Target on a dollar-for-dollar basis, and/or permitted Asset Sales, which shall count towards the Fundraising Target at a rate of 50 cents for each dollar raised through such Asset Sales, provided that at all times at least US$10,000,000 is raised from equity offerings (which amount shall include $1,842,500 in amounts raised under subscription agreements prior to the date of this Note).

6.10 LENDER’S DIRECTOR APPOINTMENT RIGHT. During the term of the Note, the Lender shall have the right to appoint and maintain in office one natural person as director on the Board of Directors of Selina RY and to remove any director so appointed and, upon their removal, to appoint another person to act as a director in their place. An appointment or removal in accordance with this Section 6.10 shall be made by giving notice in writing to Selina RY and the Parent and, in the case of removal of a director, to the director being removed. The appointment or removal takes effect on the date on which the notice is received by Selina RY and the Parent or, if a later date is given in the notice, on that date.

6.11 AUTHORITY TO ALLOT SHARES. While any Indebtedness under this Note or the Transaction Documents remains outstanding or the Warrants, including the Prepayment Warrants, may be exercised, the Parent shall take all action necessary to ensure that it has authorities and approvals to allot and issue at least the number of Shares that the Lender could be entitled to under the terms of the Transaction Documents, including that are necessary to effect the conversion of this Note as well as for any Shares that may be issued arising from the conversion of interest under the Transaction Documents (the “Required Reserve Amount”). If at any time while this Note remains outstanding the Parent does not have a sufficient number of authorized Shares to satisfy its obligation to issue upon conversion of this Note at least a number of Shares equal to the Required Reserve Amount, then the Parent shall promptly take all corporate action, subject to any requirement to obtain shareholder approval under the Companies Act and/or the Articles, necessary to increase the Parent’s authorized Shares to at least a number of Shares equal to the Required Reserve Amount.

6.12 PARENT AND REMOTE YEAR AGREEMENT. Within 30 days of the date of the Initial Closing Date, the Parent and Selina RY shall enter into a contract between them which provides that, among other things, no member of the Selina RY Group shall have any cancellation fees if they book a program in a hotel operated by any member of the Group and a cancellation period with advance notice of three months or more.

6.13 ANNOUNCEMENTS. The Parent and the Borrower must obtain the approval of the Lender prior to making any announcement or filing related to the Transaction Documents or transactions contemplated thereunder.

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6.14 SECURITY CONFIRMATIONS. Each Obligor reaffirms that the Liens constituted by the Security Documents executed by it shall:

(a) continue in full force and effect and extend to, and in the case of the Liens shall secure the obligations of the Obligors under this Note and continue to secure, the obligations of the Obligors under the First Note Agreement and the other Transaction Documents, as amended or restated from time to time;

(b) not be released, reduced or impaired by (i) the execution, delivery and performance of this Note or any other document or agreement entered into pursuant to or contemplated by this Note; or (ii) any other Obligor not being bound by this Note for any reason or by any Lien provided to the Security Agent by any Obligor being avoided or released or not being effective Lien for the variation in the liabilities of the Obligors or any of them effected by this Note or such Lien being limited or restricted in any way; and

(c) secures the payment of liabilities and obligations of the Obligors under this Note and the Transaction Documents and continues to secure the payment of liabilities and obligations of the Obligors under the First Note Agreement.

Section 7. ADDITIONAL SECURITY PROVISIONS.

7.1 SECURITY. The Note will be secured by, in form and substance satisfactory to the Lender:

(a) [reserved];

(b) the security and other matters referred to in Section 2.19 concerning IP HoldCo, such pledge to be entered into not more than forty-five (45) days after the Initial Closing Date;

(c) [reserved]; and

(d) [reserved].

7.2 ADDITIONAL SECURITY. If on July 1, 2024, September 30, 2024 or December 31, 2024 (a “Test Date”), the ratio of (a) the Indebtedness of any member of the Group which is secured on the Collateral (the “Secured Indebtedness”) to (b) the consolidated EBITDA of the Collateral providers and the Guarantors (the “Debt Ratio”) is greater than 2:1 as of such date, then the Parent shall procure that members of the Group either:

(a) provide additional Guarantees and Collateral in form and substance acceptable to the Common Security Agent (at the direction of the Secured Parties) such that the total EBITDA of all the Guarantors and Collateral providers ensures that the Debt Ratio does not exceed 2:1, which additional Collateral and Guarantees shall be implemented by the date falling three (3) months after the date of the relevant Test Date, or

(b) prepay the principal amount of the Note or other Secured Indebtedness such that the Debt Ratio does not exceed 2:1, which prepayment shall be made by the date falling three (3) months after the date of the relevant Test Date.

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The Parent shall provide an Officer’s Certificate setting out in reasonable detail the calculations used for the above on July 1, 2024, September 30, 2024 and December 31, 2024 and each calculation shall be made on reasonable grounds and in good faith. Where the Lender disagrees with any such calculation, the method of calculation and the product of such calculations provided by written notice by the Lender to the Parent shall be binding upon the Parties. Failure to comply with any provision of this Section 7.2 (including, for the avoidance of doubt, the provision by the Officer’s Certificate on each of the dates specified above) shall be an Event of Default if such failure to comply is not remedied within fourteen (14) days.

7.3 SECURITY DOCUMENTS. On the date hereof, and subsequently at the request of the Lender, the Parent, the Borrower and any other Subsidiary which the Parent elects to utilize to provide security securing the Secured Obligations in favor of the Common Security Agent in accordance with Section 7.1 above shall enter into security documents in form and substance satisfactory to the Common Security Agent (at the direction of the Secured Parties) to create and perfect the security interests described in Section 7.1.

7.4 PERSONAL GUARANTEE. Mr. Rafael Museri and Mr Daniel Rudasevski, as the holders of management shares in Kibbutz, jointly and severally, shall sign a Personal Guarantee, duly notarized, on or before the Closing Date.

7.5 KIBBUTZ GUARANTEE. Kibbutz shall enter into a guarantee in respect of the Notes on or before the Closing Date in form and substance satisfactory to the Lender.

7.6 ADDITIONAL GUARANTORS. If a Default has occurred, the Parent shall ensure that any Subsidiary of the Parent which had a positive Free Cash Flow for at least the last 12 months will provide a Note Guarantee within 30 days of the occurrence of such Default, except where such Subsidiary is or would be prohibited by any legal or contractual obligations specifically preventing the provision of a Note Guarantee, until any such impediment no longer applies. The Parent shall (and shall procure that any such Subsidiary of the Parent will) use best efforts to overcome any such contractual obligations.

Within five (5) days of the occurrence of a Default, the Parent shall provide to the Lender an Officer’s Certificate setting forth the name(s) of any Subsidiaries which have had a positive Free Cash Flow for the last 12 months, and whether such Subsidiaries are contractually and legally able to provide a Note Guarantee (in each case in reasonable detail and with sufficiently detailed supporting information).

Section 8. MISCELLANEOUS.

8.1 WAIVER; AMENDMENT.

(a) Notwithstanding anything to the contrary contained in this Note, no delay or omission on the part of the Lender in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. No waiver of any right or amendment hereto shall be effective unless in writing and signed by the parties nor shall a waiver on one occasion be construed as a bar to or waiver of any such right on any future occasion. Without limiting the generality of the foregoing, the acceptance by the Lender of any late payment shall not be deemed to be a waiver of the Event of Default arising as a consequence thereof. Borrower and each Guarantor waives presentment, demand, notice, protest, and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, and assents to any extensions or postponements of the time of payment or any and all other indulgences under this Note which from time to time may be granted by the Lender in Lender’s sole discretion in connection herewith regardless of the number or period of any extensions.

(b) Any waiver or amendment in relation to any requirements pursuant to Section 6 may be approved a simple majority of the Parent’s Board of Directors, as long as the designated nominee of the Lender, as required pursuant to Section 4 of the Investors’ Rights Agreement, has approved any such amendment or waiver.

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8.2 SET-OFF. Upon the occurrence and during the continuance of an Event of Default the Lender is hereby authorized at any time and from time to time, without notice to Borrower and each Guarantor (any such notice being expressly waived by the Borrower and each Guarantor) and to the fullest extent permitted by law, to set off and apply all deposits (general or special, time or demand, provisional or final) and other sums credited by or due from the Lender to the Borrower or any Guarantor or subject to withdrawal by the Borrower or any Guarantor against amounts owed by the Borrower and/or any Guarantor hereunder or any Transaction Document, whether or not the Lender shall have made any demand under this Note and although such obligations may be contingent or unmatured.

8.3 TAXES; WITHHOLDING.

(a) Stamp Taxes: The Parent, the Borrower and each Guarantor shall pay, and shall within three Business Days of demand indemnify each Finance Party from and against, and shall hold them harmless from and against, any cost, loss or liability that Finance Party incurs in relation to all stamp, registration, documentary, issuance and other similar, taxes or duties (“Stamp Taxes”) payable on or in respect of or in relation to this Note, the Notes f(or any of them), any Prepayment Warrants, or any Transaction Document, including (without limitation) any Stamp Taxes payable or incurred: (i) on the execution, delivery, and/or performance of this Note or any of the Notes, or on any conversion (or part thereof) of this Note or any of the Notes; (ii) pursuant to the exercise of any of the rights, liabilities or obligations under this Note or any of the Notes, including for the avoidance of doubt the issuance and delivery of any Prepayment Warrants and the issuance, transfer and/or delivery of any Shares thereunder, and the conversion of this Note or any of the Notes into Shares and/or other equity (including any equity or share capital in Selina RY (including as a result of any issuance, transfer and/or delivery, pursuant to such conversion, of: (a) any such Shares and/or equity and/or share capital in Selina RY; and (b) in each case any depositary receipt certificates or similar certificates or evidence of title to the Shares or any share capital and/or other equity in Selina RY (as applicable), or the entrance of any Shares or equity and/or share capital in Selina RY into any clearance, depositary or similar system)); and (iii) pursuant to, under or in respect of any other Transaction Document, or pursuant to the exercise of any of the rights, liabilities or obligations thereunder.

(b) Withholding Taxes: All amounts payable by the Parent, the Borrower or any Guarantor under this Note, the Notes (including in respect of principal, interest or any other amount payable by the Borrower under this Note or the Notes), any Prepayment Warrants, or any Transaction Document, shall be paid free and clear of any Tax Deduction, save only as required by law. If the Parent, the Borrower or any Guarantor is required by law to make any Tax Deduction on any amount payable under this Note, the Notes, any Prepayment Warrants or any Transaction Document, the amount payable by the Borrower, Parent or Guarantor (as the case may be) shall be increased to an amount which (after making all Tax Deductions required by law) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. Solely to the extent that it is eligible for full exemption from UK withholding tax on interest, and unless the Lender considers (in its absolute discretion) that it may be harmful and/or disadvantageous to its Tax affairs, the Lender shall use commercially reasonable efforts to complete, or co-operate with the Borrower (or other relevant Obligor) to complete, any necessary procedural formalities which are required in order for the Borrower (or other relevant Obligor) to obtain authorization to make payments of interest to the Lender without a Tax Deduction on account of UK tax on interest, provided always that any failure by the Borrower (or other relevant Obligor) to obtain any such authorization, for whatsoever reason, shall not affect the obligations of the Parent, the Borrower and/or any Guarantor under this Section 8.3(b).

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(c) Tax Indemnity: The Borrower shall (within three Business Days of demand by a Finance Party) pay to that Finance Party an amount equal to the loss, liability or cost which the Finance Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Finance Party in respect of this Note, any of the Notes, any Prepayment Warrants or any other Transaction Document, provided that this obligation shall not apply: (i) with respect to any Tax assessed on a Finance Party: (a) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or (b) under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction, in each case if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or (ii) to the extent a loss, liability or cost: (A) is compensated for by an increased payment under Section 8.3(b); or (B) relates to a FATCA Deduction required to be made by a Party. A Party making, or intending to make, a claim under this Section 8.3(c) shall promptly notify the Company of the event which will give, or has given, rise to the claim.

(d) VAT: (i) All amounts expressed to be payable under this Note, the Notes, any Prepayment Warrants, or under any Transaction Document, in each case by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (ii) below, if VAT is or becomes chargeable on any supply made by the Finance Party to any Party under this Note, the Notes, any Prepayment Warrants, or under any Transaction Document, and the Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to the Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and the Finance Party must promptly provide an appropriate VAT invoice to that Party). (ii) If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under this Note, the Notes, any Prepayment Warrants, or any Transaction Document, and any Party other than the Recipient (the “Relevant Party”) is required by the terms of this Note, the Notes, any Prepayment Warrants, or any Transaction Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration): (a) (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (a) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and (b) (where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT. (iii) Where this Note, the Notes, any Prepayment Warrants, or any Transaction Document requires any Party to reimburse or indemnify any Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority. Any reference in this Section 8.3(d) to any party shall, at any time when such party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated as making the supply or (as appropriate) receiving the supply under the grouping rules (as provided for in Article 11 of the Council Directive 2006/11/EC (or as implemented by the relevant state of the European Union or any other similar provision in any jurisdiction which is not a member of the European Union) (including, for the avoidance of doubt, in accordance with section 43 of the United Kingdom Value Added Tax Act 1994)), so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time, or the relevant member (or head) of that group or unity (or fiscal unity) at the relevant time (as the case may be). In relation to any supply made by a Finance Party to any Party under this Note, the Notes, any Prepayment Warrants, or under any Transaction Document, if reasonably requested by the Finance Party, that Party must promptly provide the Finance Party with details of that Party’s VAT registration and such other information as is reasonably requested in connection with the Finance Party’s VAT reporting requirements in relation to such supply.

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(e) FATCA: (i) Subject to paragraph (iii) below, each Party shall, within ten Business Days of a reasonable request by another Party: (a) confirm to that other Party whether it is: (I) a FATCA Exempt Party; or (II) not a FATCA Exempt Party; (b) supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and (c) supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime. (ii) If a Party confirms to another Party pursuant to paragraph (i)(a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly. (iii) Paragraph (i) above shall not oblige any Finance Party to do anything, and paragraph (i)(c) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of: (X) any law or regulation; (Y) any fiduciary duty; or (Z) any duty of confidentiality. (iv) If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (i)(a) or (i)(b) above (including, for the avoidance of doubt, where paragraph (iii) above applies), then such Party shall be treated for the purposes of this Note, the Notes, any Prepayment Warrants and the Transaction Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(f) FATCA Deduction: (i) Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction. Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment.

8.4 NO DEFENSES. The Borrower and each Guarantor hereby agrees that its obligation to repay amount when due hereunder is absolute and unconditional and shall not be subject to refund, return, offset, deduction, cross-collateralization or counterclaim of any kind, and hereby waives any and all defenses to payment thereof.

8.5 GOVERNING LAW; CONSENT TO JURISDICTION. All questions concerning the construction, validity, and interpretation of this Note will be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

8.6 SEVERABILITY; AUTHORIZATION TO COMPLETE; PARAGRAPH HEADINGS. If any provision of this Note or any Transaction Document shall be invalid, illegal or unenforceable, such provisions shall be severable from the remainder of such Transaction Document and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. Paragraph headings are for the convenience of reference only and are not a part of this Note and shall not affect its interpretation.

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8.7 JURY WAIVER. THE PARTIES AGREE THAT NONE OF THEM, INCLUDING ANY ASSIGNEE OR SUCCESSOR SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS NOTE, ANY RELATED INSTRUMENTS, ANY COLLATERAL OR THE DEALINGS OR THE RELATIONSHIP BETWEEN OR AMONG ANY OF THEM. NONE OF THE PARTIES SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS PARAGRAPH HAVE BEEN FULLY DISCUSSED BY THE PARTIES, AND THESE PRO VISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NONE OF THE PARTIES HAS AGREED WITH OR REPRESENTED TO THE OTHER THAT THE PROVISIONS OF THIS PARAGRAPH WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

8.8 SUBMISSION TO JURISDICTION; VENUE.

(a) Each party hereto hereby irrevocably and unconditionally (i) agrees that any legal action, suit, or proceeding arising out of or relating to this Note may be brought in the courts of the State of New York in the County of New York or of the United States of America for the Southern District of New York and (ii) submits to the exclusive jurisdiction of any such court in any such action, suit, or proceeding. Final judgment against Borrower, any Guarantor or the Parent in any action, suit, or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment.

(b) Each party hereto irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Note in any court referred to in this Section 8.8 and the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

8.9 DISPUTE RESOLUTION. In the case of a dispute as to the determination of, the Weighted Average Price, the Parent and the Lender and the Company are unable to agree upon such determination or calculation within one (1) Business Day of such disputed determination or arithmetic calculation, then the Parent and the Lender shall submit via electronic mail the disputed determination of the Weighted Average Price to an independent, reputable investment bank mutually agreed by the Parent and the Holder, such approval not to be unreasonably withheld, conditioned or delayed. The Lender and the Parent shall cause the investment bank to perform the determinations or calculations and notify the Parent and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error. The expenses of the investment bank or the accountant shall be borne equally by the Lender and the Parent.

8.10 SUCCESSORS AND ASSIGNS; TRANSFERS.

(a) The rights and obligations of the Borrower, each Guarantor, the Lender and the Parent shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

(b) The Lender may assign, transfer or enter into a Lien over any Transaction Document without the prior consent of any Obligor, save that the Lender shall not assign, transfer or enter into a Lien over any Transaction Document:

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(i) in any manner that would result in a violation of Sanctions by any person including, without limitation, by assigning or transferring, or entering into a Lien over, any Transaction Document to or in favour of any person who is owned or controlled by persons or entities who is or are:

(1) the subject or the target of any Sanctions; or

(2) located, organised, resident or carrying on business of any nature in a Sanctioned Country; and

(ii) to any person or entity unless such person or entity has, within 30 days of such assignment or transfer, provided customary know-your-customer information and documentation reasonably required by the Borrower or the Company (both acting in good faith) in order to comply with applicable law, rules or regulations.

8.11 REISSUANCE OF THIS NOTE.

(a) Upon receipt by the Borrower of evidence reasonably satisfactory to the Borrower of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Lender to the Borrower in customary form (but without any obligation to post a surety or other bond) and, in the case of mutilation, upon surrender and cancellation of this Note, the Borrower and the Parent shall execute and deliver to the Holder a new Note (in accordance with Section 8.118.11) representing the outstanding principal, subject to any expenses of such reissuance being borne by the Lender.

(b) Whenever the Borrower is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the principal remaining outstanding, (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the date of this Note, (iv) shall have the same rights and conditions as this Note and (v) shall represent accrued and unpaid interest, if any, on the principal and interest of this Note, from the date of this Note.

8.12 INTEGRATION. This Note constitutes the entire contract between the parties with respect to the subject matter hereof (other than the Subscription Agreement) and supersede all previous agreements and understandings, oral or written, with respect thereto.

8.13 ELECTRONIC EXECUTION. The words “execution,” “signed,” “signature,” and words of similar import in the Note shall be deemed to include electronic or digital signatures or electronic records, each of which shall be of the same effect, validity, and enforceability as manually executed signatures or a paper-based record-keeping system, as the case may be, to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 U.S.C. §§ 7001 to 7031), the Uniform Electronic Transactions Act (UETA), or any state law based on the UETA, including the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301 to 309).

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8.14 NOTICES.

(a) All notices, requests, or other communications required or permitted to be delivered hereunder shall be delivered in writing, in each case to the address specified below or to such other address as any such party may from time to time specify in writing in compliance with this Section 8.14:

If to Borrower and each Guarantor:

c/o Selina Hospitality PLC

27 Old Gloucester Street

London WC1N 3AX

England

Attention: Chief Legal Officer

E-mail: companysecretary@selina.com

with a copy to (which shall not constitute notice):

Greenberg Traurig, LLP

The Shard, Level 8

32 London Bridge Street

London SE1 9SG

Attention: Dorothee Fischer-Appelt

E-mail: dorothee.fischer-appelt@gtlaw.com

If to the Lender:

Osprey Investments Limited

9E Foti Pitta Street

1065, Nicosia, Cyprus

Attention: Mr. Giorgos Georgiou

Email: giorgos.georgiou@osprey-investments.com

(with a copy to (which shall not constitute notice):

Goodwin Procter (UK) LLP

100 Cheapside

London EC2V 6DY

Attention: Richard Hughes and Geoff O’Dea

Email: RHughes@goodwinlaw.com and GODea@goodwinlaw.com

(b) Notices if (i) mailed by certified or registered mail or sent by hand or overnight courier service shall be deemed to have been given when received; (ii) sent by facsimile during the recipient’s normal business hours shall be deemed to have been given when sent (and if sent after normal business hours shall be deemed to have been given at the opening of the recipient’s business on the next Business Day); and (iii) sent by email shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return email, or other written acknowledgment).

[See following page for signatures]

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Executed as of the date first written above.

SELINA MANAGEMENT COMPANY UK LTD, as the Borrower

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	Director

SELINA HOSPITALITY PLC, as the Parent and as a Guarantor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	Director

SELINA OPERATION ASTORIA HOTEL LLC, as a Guarantor

By:	/s/ STEVEN O’HAYON
Name:	Steven O’Hayon
Title:	Manager

SELINA OPERATION CHELSEA LLC, as a Guarantor

By:	/s/ STEVEN O’HAYON
Name:	Steven O’Hayon
Title:	Manager

SELINA OPERATION CHICAGO LLC, as a Guarantor

By:	/s/ STEVEN O’HAYON
Name:	Steven O’Hayon
Title:	Manager

[Signature Page – Amended and Restated Convertible Note $4.4M (Guarantors)]

SELINA OPERATION NEW ORLEANS LLC, as a Guarantor

By:	/s/ STEVEN O’HAYON
Name:	Steven O’Hayon
Title:	Manager

SELINA RY HOLDING INC., as a Guarantor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	Director

SELINA OPERATIONS US CORP, as a Guarantor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	President

[Signature Page – Amended and Restated Convertible Note $4.4M (Guarantors)]

SELINA NORTH AMERICA HOLDINGS LIMITED, as a Guarantor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	Director

SELINA BRAND HOLDINGS LIMITED, as a Guarantor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	Director

SELINA NOMAD LIMITED, as a Guarantor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	Director

[Signature Page – Amended and Restated Convertible Note $4.4M (Guarantors)]

ACKNOWLEDGED AND AGREED
as of the date first written above:

OSPREY INTERNATIONAL LIMITED, as Lender

By:	/s/ GIORGOS GEORGIOU
Name:	Giorgos Georgiou
Title:	Director

Aether financial services uk limited, as Common Security Agent

By:	/s/ BORIS BETREMIEUX
Name:	Boris Bétrémieux
Title:	Managing Director

[Signature Page – Amended and Restated Convertible Note $4.4M (Guarantors)]

EXHIBIT A

DEFINITIONS

“Accrued Liabilities” means any unpaid costs related to (i) the closing of the business combination among the Parent, Samba Merger Sub, Inc. and BOA Acquisition Corp. that closed on October 27, 2022, (ii) deferred legal expenses in connection with clause (i), (iii) deferred rental payment, (iv) deferred amounts owed to employees of the Parent and its Subsidiaries, and (v) any other accrued liabilities, in each case as set out on Exhibit B.

“Acquired Debt” means, with respect to any specified Person:

(a)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(b)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings and shall include any Person other than the Lender (or its Affiliates who are not members of the Group) who holds 5% or more of the voting stock of the Parent and any Affiliate of such Person and any Person other than a Subsidiary of the Parent.

“Anti-Corruption Laws” means all laws of any jurisdiction applicable to any member of the Group from time to time concerning or relating to anti-bribery or anti-corruption including but not limited to, the United Kingdom Bribery Act 2010 and the US Foreign Corrupt Practices Act of 1977.

“Articles” means the articles of association of the Parent.

“Asset Sale” means:

(a)	the sale, lease, conveyance or other disposition of any assets or rights by the Parent or any member of the Restricted Group with a value (singly or in the aggregate) in excess of US$5,000,000; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Parent and any member of the Restricted Group taken as a whole will be governed by Section 2.7; and

(b)	the issuance of Equity Interests in any of the Parent’s Subsidiaries or the sale by the Parent or its Subsidiaries of Equity Interests in any of its or their Subsidiaries.

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Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(i)	a transfer of the Parent’s Intellectual Property to IP HoldCo;

(ii)	a transfer of assets or Equity Interests in a Subsidiary between or among the Parent and its Subsidiaries that are members of the Restricted Group;

(iii)	an issuance of Equity Interests by a Subsidiary of the Parent to the Parent or to a Subsidiary of the Parent that is a member of the Restricted Group ;

(iv)	any sale or other disposition of damaged, unserviceable, worn-out or obsolete assets in the ordinary course of business;

(v)	the sale or other disposition of cash or Cash Equivalents or other financial assets in the ordinary course of business;

(vi)	foreclosure, condemnation, expropriation, nationalization, eminent domain or any similar action with respect to any property or other assets.

“Bankruptcy Law” means title 11 of the United States Bankruptcy Code of 1978, or any other applicable law in any jurisdiction or organization or similar foreign law (including, without limitation, laws of the United Kingdom, or the jurisdiction of incorporation, or centre of main interests, of the Parent or any of its Subsidiaries relating to moratorium, bankruptcy, insolvency, arrangements, compositions, receivership, winding up, liquidation, reorganization or relief of debtors) or any amendment to succession to or change in any such law.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the U.S. Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the U.S. Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficial Ownership,” “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(a)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(b)	with respect to a partnership, the board of directors of the general partner of the partnership;

(c)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(d)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks are required or permitted to close in the State of New York and the United Kingdom.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a lease (of any nature, including, without limitation, leases of properties and capital lease or rental agreements between any member of the Parent Group and any landlord or local partner and related agreements relating to the leasing, conversion, fit-out, maintenance, repair and/or operation of any properties in any Permitted Business, howsoever such obligation is described or accounted) and relate financing arrangements, that would at that time be accounted for on a balance sheet prepared in accordance with IFRS, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

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“Capital Stock” means:

(a)	in the case of a corporation, corporate stock;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or, membership interests; and

(d)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(a)	securities issued or directly and fully guaranteed or insured by the government of the United States of America, a member state of the European Union on January 1, 2003 (excluding Greece), Switzerland or Canada, (including, in each case, any agency or instrumentality thereof), as the case may be the payment of which is backed by the full faith and credit of the United States, the relevant member state of the European Union, Switzerland or Canada, as the case may be, having maturities of not more than fifteen months from the date of acquisition;

(b)	certificates of deposit, time deposits, eurodollar time deposits, money market deposits, overnight bank deposits or bankers’ acceptances (and similar instruments) having maturities of not more than fifteen months from the date of acquisition thereof issued by any commercial bank the long term indebtedness of which is rated at the time of acquisition thereof at least “BBB-” or the equivalent thereof by Standard & Poor’s Ratings Services, or “Baa3” or the equivalent thereof by Moody’s Investors Service, Inc. or the equivalent rating category of another internationally recognized rating agency, and having combined capital and surplus in excess of $500.0 million;

(c)	repurchase obligations with a term of not more than 30 days for underlying securities of the types set forth in Clauses (a) and (b) of this definition entered into with any financial institution meeting the qualifications specified in Clause (b) of this definition;

(d)	commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or at least “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by an internationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof;

(e)	any substantially similar investment to the kinds set forth in Clauses (b) and (c) of this definition obtained in any country in which the Parent or a Subsidiary conducts its business or is organized, in each case, (i) with the highest ranking obtainable in the applicable jurisdiction or (ii) with any bank, trust company or similar entity, which would rank, in terms of combined capital and surplus and undivided profits or the ratings on its long-term-debt, among the top five largest banks (measured by reserve capital) in such jurisdiction, in an amount not to exceed cash generated in or reasonably required for operation in such jurisdiction; and

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(f)	interests in any investment company or money market fund that invests 95% or more of its assets in instruments of the type specified in Clauses (a) through (d) of this definition.

“Change of Control” shall be deemed to have occurred if any of the following occurs prior to the Maturity Date:

(a)	the direct or indirect sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent or the Borrower and their respective Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the U.S. Exchange Act) that is not a member of the Parent Group;

(b)	the adoption of a plan relating to the liquidation or dissolution of the Parent, the Borrower or a Subsidiary of the Parent that owns or controls all or substantially all of the assets or properties of the Parent or the Borrower and their Subsidiaries taken as a whole other than in a transaction which complies with Section 2.18;

(c)	a “person” or “group” within the meaning of Section 13(d) of the U.S. Exchange Act, other than the Parent, the Borrower or their respective wholly-owned Subsidiaries or any member of the Parent Group, files any schedule, form or report under the U.S. Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner”, as defined is Rule 13d-3 under the U.S. Exchange Act, or otherwise becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Parent, measured by voting power rather than number of shares; or

(d)	the consummation of (i) any recapitalization, reclassification or change of the Shares (other than a change in par value) as a result of which the Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (ii) any share exchange, consolidation or merger of the Parent pursuant to which all of the Shares will be converted into cash, securities or other property of assets; provided, however, that a transaction described in clauses (i) and (ii) in which the holder of all classes of Equity Interests of the Parent immediately prior to the transaction own, directly or indirectly, more than 50% of all Equity Interests of the continuing or surviving corporation or transferee of the parent thereof immediately after such transaction in substantially the same proportions (relative to each other) as such ownership immediately prior to such transaction shall not be a Change of Control pursuant to this clause (d).

“Closing Date” means the date of this Note.

“Code” means the US Internal Revenue Code of 1986.

“Collateral” means:

(a)	Lien created or intended to be created under any Security Document;

and

(b)	any other rights, property or assets from time to time over which a Lien has been granted to, directly or indirectly, secure the obligations of the Obligors under the Transaction Documents.

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“Companies Act” means the UK Companies Act 2006.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent:

(a) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(b) to advance or supply funds:

(i) for the purchase or payment of any such primary obligation; or

(ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Convertible Bond Indenture” means the convertible bond indenture dated October 27, 2022 between the Parent and Wilmington Trust, Notational Association in the form as at that date whether or not subsequently amended, modified or varied.

“Default” means any circumstance that, with the passage of time or giving of notice, would constitute an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable; pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, that only the portion of Capital Stock which so matures or is mandatorily redeemable, or is so redeemable at the option of the holder thereof prior to such date, will be deemed to be Disqualified Stock. For purposes hereof, the amount of Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Note, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Stock, such Fair Market Value to be determined as set forth herein.

“EBITDA” means IFRS net profit (loss), excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization.

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“Election Conversion Price” means $0.10 per Share.

“Eligible Exchange” means the Principal Exchange or the New York Stock Exchange (or any of their respective successors).

“Equity Conditions” means each of the following conditions:

(a)	on each day during the Equity Conditions Measuring Period, either (x) one or more registration statements filed shall be effective and available for the resale of all remaining Shares issuable upon conversion of this Note, and there shall not have been any suspension of such registration statement(s) or (y) all of the Shares issuable upon conversion of this Note shall be eligible for sale by non-affiliates (as defined in Rule 144) of the Parent without restriction pursuant to Rule 144 (and without any requirements as to volume, manner of sale, availability of current public information, including, without limitation, as required by Rule 144(c) or Rule 144(i), as applicable, whether or not then satisfied) and without the need for registration under any applicable federal or state securities laws, and all Shares shall be issuable without restrictive legend and be eligible for immediate sale without restriction pursuant to Section 3(a)(9) of the Securities Act and without need for registration under any applicable federal or state securities laws;

(b)	on each day during the Equity Conditions Measuring Period, all registration of the Shares and approvals of transfer of any governmental authority under English law shall have been made and obtained;

(c)	on each day during the Equity Conditions Measuring Period, the Shares are designated for quotation on the Principal Exchange or any other Eligible Exchange and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two (2) Trading Days occurring before the applicable date of determination due to business announcements of the Parent) nor shall delisting or suspension by such exchange or market been threatened, commenced or pending either (I) in writing by such exchange or market or (II) by falling below the then effective minimum listing maintenance requirements of such exchange or market;

(d)	during the Equity Conditions Measuring Period, the Parent and Borrower shall have delivered Shares pursuant to the terms of this Note on a timely basis as set forth in Section 1.3;

(e)	the Shares issuable upon to the conversion of this Note may be issued in full without violating the rules or regulations of the Principal Exchange or any other Eligible Exchange;

(f)	during the Equity Conditions Measuring Period, there shall not have occurred either (I) a Default or (II) an Event of Default;

(g)	each of the Borrower and Parent shall have no knowledge of any fact that would cause (x) one or more registration statement(s) not to be effective and available for the resale of all Shares issuable upon conversion this Note, (y) any Shares issuable upon conversion of this Note not to be (i) eligible for sale without restriction pursuant to Rule 144 by non-affiliates (as defined in Rule 144) of the Parent without restriction pursuant to Rule 144 (and without any requirements as to volume, manner of sale, availability of current public information, including, without limitation, as required by Rule 144(c) or Rule 144(i), as applicable, (whether or not then satisfied) and without the need for registration under any applicable U.S. federal or state securities law or English Law, or (ii) issuable without restrictive legend or to be eligible for resale without restriction pursuant to Section 3(a)(9) of the Securities Act and any applicable U.S. federal or state securities laws of English laws;

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(h)	the Equity Conditions Measuring Period, the Lender shall not have been in possession of any material, nonpublic information received from the Borrower, Parent, any Subsidiary or its respective agents or affiliates; and

(i)	the Shares issuable upon conversion of this Note (i) are duly authorized by the shareholders of the Parent and its Board of Directors, and upon delivery on the applicable Share Delivery Date will be validly issued, fully paid, nonassessable (only in respect of Selina RY) free from preemptive rights or similar rights created under the Parent’s articles of association (as amended on or prior to the date hereof) or under the Companies Act, (ii) shall rank pari passu with the other Shares of the Parent outstanding from time to time, (iii) shall be listed and eligible for trading without restriction on the Principal Exchange and (iv) shall be free and clear of any and all Liens, counterclaims, set-offs and any other third-party rights or interests and with all rights attached to them (including the right to receive all dividends and other distributions or proceeds or payments payable, declared or unpaid or undistributed on and after the Borrower Conversion Date).

“Equity Conditions Failure” means that on the applicable date of determination through the applicable date of determination, the Equity Conditions have not each been satisfied or waived in writing by the Lender.

“Equity Conditions Measuring Period” means the period commencing on the date of the Borrower Conversion Notice and ending on the related Borrower Conversion Date.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equivalent PIPE Transaction Documents” means the subscription agreement (and other documents referred to therein) to be entered into in connection with the PIPE Investment.

“Event of Default” means any of the events or circumstances set forth in Section 5.1.

“Existing Debt” means the principal of, premium, if any, interest and/or other amounts accrued or otherwise owing under the loans listed on Exhibit C hereto.

“Facility Office” means the office or offices notified by a Lender to the Borrower in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days’ written notice) as the office or offices through which it will perform its obligations under this Note.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party as determined in good faith by a responsible accounting or financial officer of the Parent acting reasonably.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

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“FATCA Application Date” means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014; or

(b)	in relation to a “withholdable payment” described in section 1473(1)(A)(ii) of the Code (which relates to “gross proceeds” from the disposition of property of a type that can produce interest from sources within the US), the first date from which such payment may become subject to a deduction or withholding required by FATCA;

(c)	in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Finance Party” means the Lender and the Common Security Agent.

“First Note Agreement” means the convertible promissory note dated 26 June 2023 and between, among others, the Borrower, the Parent and the Lender.

“Free Cash Flow” is defined as cash flow from operating activities (as set forth in the Parent’s Consolidated Statements of Cash Flows pursuant to IFRS), minus (i) repayment of lease liabilities; and (ii) net cash used in investing activities; plus (iii) non-recurring public company readiness costs; and (iv) proceeds from partner loans, to reflect only the Parent’s out-of-pocket capital expenditures, and does not include (a) repayment of partner loans (including interest payments) and (b) proceeds or repayment of any other loans (including interest payments), convertible loans, or any capital raising costs.

“Group” means a Person and its direct and indirect Subsidiaries.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to maintain financial statement conditions or otherwise), or entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however that the term “Guarantee” will not include the endorsements for collection or deposit in the ordinary course of business or any obligation to the extent it is payable only in Capital Stock of the guarantor that is not Disqualified Stock. The term “Guarantee” used as a verb has a corresponding meaning.

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“Guarantor” means each of (1) the Parent, (2) each person named as a Guarantor in the parties section or signature pages to this Note and (3) any other Person that executes a Note Guarantee in accordance with the provisions of this Note, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of this Note.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under any foreign exchange contract, currency swap agreement, currency option, cap, floor, ceiling or collar agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board or any successor board or agency as endorsed by the European Union.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables in the ordinary course of business):

(a)	in respect of borrowed money;

(b)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(c)	in respect of banker’s acceptances (except to the extent any such reimbursement obligations relate to trade payables in the ordinary course of business and such obligations are satisfied within 30 days of incurrence);

(d)	representing Capital Lease Obligations;

(e)	representing the balance deferred and unpaid of the purchase price of any property due more than one year after such property is acquired;

(f)	the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(g)	representing any Hedging Obligations;

(h)	the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; and

(i)	the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person.

“Initial Closing Date” means the closing date of the first tranche of convertible notes issued on June 27, 2023.

“Intellectual Property” means, in relation to any member of the Group:

(j)	any patents, trade marks, service marks, designs, logos, trade names, domain names, copyrights (including rights in computer software), database rights, semi-conductor topography rights, utility models, rights in designs, rights in get up, rights in inventions, rights in know-how, moral rights and other intellectual property rights and interests (which may now or in the future subsist), in each case whether registered or unregistered; and

(k)	the benefit of all applications and all rights to use the assets referred to in paragraph (j) above (which may now or in the future subsist),

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in which it legally or beneficially has an interest and, in each case, all Related Rights (and registered includes registrations and applications for registration).

“Intercreditor Agreement” means that the intercreditor agreement dated 26 June 2023 between, among others, the Common Security Agent, the Parent and the Borrower, as may be amended, supplemented or otherwise modified from time to time thereafter.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations, but excluding advances or extensions of credit to customers or suppliers made in the ordinary course of business), advances or capital contributions (excluding endorsements of negotiable instruments and documents in the ordinary course of business, and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS. If the Parent or any Subsidiary of the Parent sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Parent such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Parent, the Parent will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Parent’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in Section 2.6(b). The acquisition by the Parent or any Subsidiary of the Parent of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Parent or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in Section 2.6(b). Except as otherwise provided in this Note, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value and, to the extent applicable, shall be determined based on the equity value of such Investment.

“Investors’ Rights Agreement” means the investor’s rights agreement among the Parent and the Lender, dated the Amendment and Restatement Date.

“IP HoldCo” means a special purpose vehicle to be established as a subsidiary of the Borrower or the Parent and to which the Intellectual Property shall have been transferred in accordance with this Note.

“Kibbutz” means Kibbutz Holding S.a.r.l. and its legal successors and assigns.

“Last Reported Sale Price” of the Shares (or other security for which a closing sale price must be determined) on any date means the closing sale price per Share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Shares (or such other security) are traded. If the Shares (or such other security) are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be the last quoted bid price per Share (or such other security) in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the Shares (or such other security) are not so quoted, the “Last Reported Sale Price” shall be the average of the mid-point of the last bid and ask prices per Share (or such other security) on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Parent for this purpose. The “Last Reported Sale Price” shall be determined without regard to after-hours trading or any other trading outside of regular trading session hours, each of the foregoing shall be determined by the Lender whose determination shall be finally binding on the parties hereto.

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“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof.

“Material Adverse Effect” means a material adverse effect on (a) the ability of any member of the Restricted Group to perform its obligations and liabilities under, or otherwise comply with any of the provisions of, any of this Note or the Notes or any other Transaction Document, or (b) the validity, enforceability or effectiveness of any of this Note or the Notes or any other Transaction Document.

“Maturity” means, with respect to any Indebtedness, the date on which any principal of such indebtedness becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

“Minority Interest” means the percentage interest represented by any shares of stock of any class of Capital Stock of a Subsidiary of the Parent that are not owned by the Parent or a Subsidiary of the Parent.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to its ratings business.

“Net Proceeds” means the aggregate cash proceeds received by the Parent or any member of the Restricted Group in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration or Cash Equivalents received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation:

(a)	all legal, accounting, investment banking, commissions and other fees and expenses incurred, title and recording tax expenses, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under IFRS, as a consequence of such Asset Sale;

(b)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law be repaid out of the proceeds from such Asset Sale;

(c)	all distributions and other payments required to be made to holders of Minority Interests in Subsidiaries or joint ventures as a result of such Asset Sale; and

(d)	the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with IFRS, or held in escrow, in either case for adjustment in respect of the sale price or for any liabilities associated with the assets disposed of in such Asset Sale and retained by the Parent or any member of the Restricted Group after such Asset Sale.

“Note” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more note agreements supplemental hereto entered into pursuant to the applicable provisions hereof.

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“Note Guarantee” means a Guarantee by each Guarantor of the Borrower’s and each other Guarantor’s Obligations under this Note and the Notes and the other Transaction Documents pursuant to this Note.

“Obligations” means any principal, interest, penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Obligor” means the Borrower and the Guarantors.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Parent or the equivalent position of any of the foregoing or, in the event that the Parent is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of the Parent. Officer of the Borrower or any Subsidiary of the Parent has a correlative meaning.

“Officer’s Certificate” means a certificate signed by an Officer.

“Opinion of Counsel” means an opinion from legal counsel satisfactory to the Lender, who may be an employee of or counsel to the Parent or any Subsidiary of the Parent.

“Overhead Budgets” means the budget in respect of the Group’s overhead costs, to be approved by the Lender (acting reasonably) in accordance with the Transaction Documents.

“Parent” means Selina Hospitality plc and its successors or assigns.

“Party” means a party to this Note.

“Permitted Business” means (i) any businesses, services or activities engaged in by the Parent or any of the Restricted Group on the Issue Date and (ii) the business, services or activities that are related or complementary to owning, developing, maintaining, repairing, operating and/or leasing hostels, hotels and other forms of short term and/or long term lodging facilities, the provision of food and/or beverages at such properties, and any business or activity relating to, arising from, or necessary, appropriate or incidental to the foregoing activities.

“Permitted Investments” means:

(a)	any Investment in the Parent or in a member of the Restricted Group;

(b)	any Investment in cash and Cash Equivalents;

(c)	any Investment made as a result of the receipt of non-cash consideration from any sale, lease, conveyance or other disposition of assets that was made pursuant to and in compliance with Section 2.7;

(d)	Investments represented by Hedging Obligations not for speculative purposes;

(e)	receivables owing to the Parent or any member of the Restricted Group created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(f)	surety and performance bonds and workers’ compensation, utility, lease, tax, performance and similar deposits and prepaid expenses in the ordinary course of business;

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(g)	Guarantees of Indebtedness permitted under Section 2.9;

(h)	Guarantees by the Parent or any of member of the Restricted Group of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by the Parent or any member of the Restricted Group in the ordinary course of business;

(i)	payroll, commission, travel, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; and

(j)	any insurance premiums payable in connection with any financings of the Parent or any member of the Restricted Group.

“Permitted Liens” means, with respect to any Person:

(a)	Liens in favor of the Parent or any member of the Restricted Group;

(b)	Liens for taxes, assessments or governmental charges or claims that (i) are not yet due and payable or (ii) that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been made;

(c)	survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(d)	Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Parent or a member of the Restricted Group relating to such property or assets;

(e)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods;

(f)	Liens created for the benefit of (or to secure) the Notes (or any Note Guarantee);

(g)	Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained or deposited with a depositary institution;

(h)	Liens arising under this Note in favor of the Lender for its own benefit;

(i)	Liens securing Hedging Obligations, which obligations are permitted by Section 2.4(b)(vii);

(j)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of assets entered into in the ordinary course of business;

(k)	(i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord, contractor or other third party on property over which the Parent or any member of the Restricted Group has easement rights or on any real property leased by the Parent or any member of the Restricted Group (including those arising from progress or partial payments by a third party relating to such property or assets) and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings or compulsory purchase order affecting real property;

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(l)	pledges of goods, the related documents of title and/or other related documents arising or created in the ordinary course of the Parent or any member of the Restricted Group’s business or operations as Liens only for Indebtedness to a bank or financial institution directly relating to the goods or documents on or over which the pledge exists;

(m)	limited recourse Liens in respect of the ownership interests in, or assets owned by, any joint ventures which are not Subsidiaries securing obligations of such joint ventures;

(n)	Liens under industrial revenue, municipal or similar bonds;

(o)	Liens on any proceeds loan made by the Parent or any member of the Restricted Group’s in connection with any future incurrence of Indebtedness permitted under this Note and securing that Indebtedness;

(p)	Liens created on any asset of the Parent or a member of the Restricted Group established to hold assets of any stock option plan or any other management or employee benefit or incentive plan or unit trust of the Parent or a member of the Restricted Group securing any loan to finance the acquisition of such assets;

(q)	Liens over treasury stock of the Parent or a member of the Restricted Group purchased or otherwise acquired for value by the Parent or such member of the Restricted Group pursuant to a stock buy-back scheme or other similar plan or arrangement;

(r)	the supplementary IP debenture that will be entered into between, among others, Aether Financial Services UK Limited as common security agent and Selina Brand Holdings Limited and Selina Nomad Limited as chargors;

(s)	any other Liens in existence as at the date hereof,

provided that no Liens on the Collateral shall be Permitted Liens (other than under the Security Documents);

“Permitted Refinancing Indebtedness” means any Indebtedness of the Parent or any member of the Restricted Group issued in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, exchange, redeem, defease or discharge other Indebtedness of the Parent or any member of the Restricted Group (other than intercompany Indebtedness); provided that:

(a)	the aggregate principal amount (or accreted value, if applicable, or if issued with original issue discount, aggregate issue price) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable, or if issued with original issue discount, aggregate issue price) of the Indebtedness being extended, renewed, refunded, refinanced, replaced, exchanged, redeemed, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(b)	such Permitted Refinancing Indebtedness has (i) a final maturity date that is either (A) no earlier than the final maturity date of the Indebtedness being renewed, refunded, refinanced, replaced, redeemed, exchanged, defeased or discharged or (B) after the final maturity date of the Notes and (ii) has a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, renewed, refunded, refinanced, replaced, redeemed, defeased or discharged;

(c)	if the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged is expressly contractually subordinated in right of payment to the Notes or the Note Guarantee, as the case may be, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes or the Note Guarantee, as the case may be, on terms at least as favorable to the holders of Notes or the Note Guarantee, as the case may be, as those contained in the documentation governing the Indebtedness being extended, renewed, refunded, refinanced, replaced, exchanged, defeased or discharged; and

(d)	if the Borrower or any member of the Restricted Group was the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, redeemed, defeased or discharged, such Indebtedness is incurred either by the Borrower or by a member of the Restricted Group.

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“Permitted Reorganization” means any amalgamation, demerger, merger, voluntary liquidation, consolidation, reorganization, winding up or corporate reconstruction involving the Parent or any member of the Restricted Group and the assignment, transfer or assumption of intercompany receivables and payables among the Parent and any member of the Restricted Group in connection therewith (a “Reorganization”) that is made on a solvent basis; provided that: (a) all of the business and assets of the Parent or such members of the Restricted Group remain owned by the Parent or such members of the Restricted Group, (b) any payments or assets distributed in connection with such Reorganization remain within the Parent and the Restricted Group, (c) if any shares or other assets form part of the Collateral, substantially equivalent Liens must be granted over such shares or assets of the recipient such that they form part of the Collateral (d) prior to any such Reorganization, the Parent will provide to the Lender an Officer’s Certificate confirming that no Default is continuing or would arise as a result of such Reorganization, upon which the Lender may conclusively rely; and (d) where it involves a member of the Restricted Group, its terms are approved by the Lender.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“PIPE Investment” means the initial $10,000,000 equity investment in the Parent by the Lender following the date of this Agreement.

“Principal Exchange” means the Nasdaq.

“Related Rights” means in respect of any asset (which includes properties, assets, businesses, undertakings, revenues and rights of every kind (including uncalled share capital), present and future, actual or contingent and any interest in any of the foregoing: (a) all assets or rights at any time receivable or distributable in respect of, or in exchange or substitution for, them; (b) all dividends, interest, coupons and other distributions paid or payable in respect of them; (c) all stocks, shares, securities, rights, monies, allotments, benefits and other assets accruing or offered at any time by way of redemption, substitution, conversion, exchange, bonus or preference, under option rights, any interest in them or otherwise in respect of them, including in respect of shares: (i) allotment or issue of shares out of profits or share premium account or other reserves; (ii) sub-division or consolidation or reclassification of shares; (iii) cancellation or reduction of the relevant company’s share capital, share premium account or capital redemption reserve or any purchase or redemption of shares or instruments or rights convertible into shares; or (iv) increase in the nominal value of shares by way of capitalisation of reserves; (d) any rights against any settlement or clearance system, relevant system (as defined in the Articles) or depository (as defined in the Articles) in respect of them including DTC (as defined in the Articles) (each of the foregoing a “clearing system”); (e) any rights under any custodian or other agreement (including any right which any member of the Kibbutz Group may have under any agreement with a system-user under an exchange relating to the use of that system-user’s member account and the uncertificated (as defined in the Articles) dematerialised equivalent of any of the foregoing in any exchange or clearing system on which any of the foregoing may be traded or tradeable, including the exchange known as the NASDAQ, and, in each case, any replacement, substitution or similar asset, right or remedy in respect of any of the foregoing.

“Restricted Group” means the Parent, the Borrower, the Guarantors and any Significant Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Person” means a person that is:

(a)	listed on, or owned or controlled by a person listed on, any list of restricted entities, persons or organisations (or equivalent) set out in any Sanctions and/or otherwise published by a Sanctions Authority, including without limitation any Sanctions List (or a person acting on behalf of such person);

(b)	located in, incorporated or organised under the laws of, or owned or controlled by, or acting on behalf of, a person located in or organised under the laws of a country or territory that is the subject of country-wide Sanctions (or a person who is owned or controlled by, or acting on behalf of, such person); or

(c)	otherwise a subject of Sanctions.

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“Rule 144A” means Rule 144A promulgated under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

“Sanctioned Country” means, at any time, a country or territory which is, or whose government is, the target of comprehensive Sanctions (as of the date of this Agreement, being the Crimea region of Ukraine, Cuba, Iran, North Korea, (North) Sudan and Syria).

“Sanctions” means any economic, trade or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by:

(a)	the United States government;

(b)	the United Nations;

(c)	the European Union and any EU member state;

(d)	the United Kingdom; or

(e)	the respective Governmental Authorities of any of the foregoing, including without limitation, OFAC, the United States Department of State and His Majesty’s Treasury,

(together the “Sanctions Authorities”).

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list issued by OFAC, the Consolidated List of Financial Sanctions Targets issued by His Majesty’s Treasury, or any similar list issued or maintained and made public by any of the Sanctions Authorities as amended, supplemented or substituted from time to time.

“S&P” means Standard & Poor’s Ratings Group or any successor to its ratings business.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Obligations” means all unpaid principal of and accrued and unpaid interest on the Note, all accrued and unpaid fees and all expenses, reimbursements, indemnities and other obligations and indebtedness (including interest and fees accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), obligations and liabilities of any of the Obligors to the Lender, the Common Security Agent or any indemnified party, individually or collectively, existing on the Closing Date or arising thereafter, direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, arising by contract, operation of law or otherwise, arising or incurred under this Note or any of the other Transaction Documents or in respect of any of the obligations incurred or other instruments at any time evidencing any thereof.

“Secured Parties” has the meaning given to such term in the Intercreditor Agreement.

“Security Documents” means (i) the share pledges, account pledges and any other instrument and document executed and delivered pursuant to this Note or otherwise or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which the Collateral and any other Liens in favor of the Lender as security for any obligations under the Transaction Documents. The Security Documents as of the Issue Date are listed in Section 7.1.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Selina RY” means Selina RY Holding, Inc., a subsidiary of the Borrower an owner of the Remote Year brand and business.

“Selina RY Group” means Selina RY and any of its Subsidiaries from time to time.

“Senior Notes” means the 6.00% Convertible Senior Notes due 2026 issued by the Parent pursuant to the Convertible Bond Indenture.

“Shares” means the ordinary shares of the Parent having a current nominal value of $0.005064 each (rounded to six decimal places) as described in the Articles and any Related Rights in connection therewith.

“Significant Subsidiary” means (i) any Subsidiary of the Parent whose consolidated revenue is at least 10% of the consolidated revenue of the Parent and its Subsidiaries taken as a whole and (ii) any member of the Selina RY Group. A list of the current Significant Subsidiaries is attached hereto as Annex B.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness (or as of the Issue Date if later), and will not include any Contingent Obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

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“Subordinated Obligation” means any Indebtedness of the Borrower or any of the Guarantors or any member of the Restricted Group (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement or any Indebtedness of the Borrower or any of the Guarantors or any member of the Restricted Group (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the Note Guarantee pursuant to a written agreement, as the case may be.

“Subscription Agreement” means the convertible note subscription agreement entered into by the parties hereto on or about the date hereof.

“Subscription Agreement ($12m)” means $12,000,000 PIPE subscription agreement dated on or about the Amendment and Restatement Date between the Lender and the Parent.

“Subscription Agreement ($16m)” means $16,000,000 PIPE subscription agreement dated on or about the Amendment and Restatement Date between the Lender and the Parent.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Parent.

“Subsidiary Guarantor” means IP Holdco (upon its formation and transfer of the IP in accordance with Section 7.1), each Guarantor listed in the parties section of this Note or its signature pages and/or the Subsidiaries of the Borrower listed on Annex C.

“Swap Agreement” means any agreement with respect to any swap, forward, spot, future, credit default or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower shall be a Swap Agreement.

“Tax” means any present or future tax, duty, levy, fee impost, assessment or other governmental charge (including penalties, interest and any other additions thereto that are imposed by any government or other taxing authority, and, for the avoidance of doubt, including any withholding or deduction for or on account of Tax). “Taxes” and “Taxation” shall be construed to have corresponding meanings.

“Tax Deduction” means any deduction or withholding for or on account of any Tax, other than a FATCA Deduction.

“Trading Day” means a Business Day on which the Principal Exchange is open for business.

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“Transaction Documents” means this Note, the Subscription Agreement, the Investors’ Rights Agreement, the Fee Letter, the Security Documents, the $12m Subscription Agreement, the $16m Subscription Agreement, any document evidencing Indebtedness, fees, costs and/or expenses and/or any Lien or similar interest in connection with any Indebtedness owed by the Borrower and/or any Guarantor and/or any member of the Restricted Group to the Lender hereunder, the Warrant Agreement, the Warrant Certificate (but, for the avoidance of doubt, excluding always any document between or among Kibbutz (and/or any of its Affiliates) and the Borrower, any Guarantor, any member of the Restricted Group the Lender and/or any of their Affiliates).

“United States Dollars” and the symbol “$” each means lawful money of the United States of America.

“Unit Level Operating Profit” means earnings before amortization and depreciation, non-operating and other income (expense), and impairment losses, the effect of IFRS 16 (lease accounting), financial items, and taxes and excludes (i) non-cash stock-based compensation expense, (ii) impact of corporate overhead costs, (iii) pre-opening costs associated with physical space within opened locations where that space is not yet operational, and (iv) losses derived from new leased properties not yet operating as a hotel under the Selina brand.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“VAT” means:

(a)	any value added tax imposed by the Value Added Tax Act 1994;

(b)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(c)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (b) above, or imposed elsewhere.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Warrant Agreement” means the warrant agreement dated on or about the date hereof between the Parent and the Lender (as amended and restated from time to time).

“Warrant Certificate” means the certificate issued substantially in the form as attached to the Warrant Agreement.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a)	the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(b)	the then outstanding principal amount of such Indebtedness.

“Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Exchange (or if such security is not listed on the Principal Exchange, on an Eligible Exchange) during the period beginning at 9:30 a.m., New York time (or such other time as the Principal Exchange (or such Eligible Exchange) publicly announces is the official open of trading), and ending at 4:00 p.m., New York time (or such other time as the Principal Exchange (or such Eligible Exchange) publicly announces is the official close of trading) as reported by Bloomberg through its “Volume at Price” function, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00 p.m., New York time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the OTC Link or Pink Open Market (f/k/a OTC Pink) published by the OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Parent and the Lender. If the Parent and the Lender are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 8.9. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction relating to the Shares during the applicable calculation period.

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EXHIBIT B

ACCRUED LIABILITIES

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EXHIBIT C

EXISTING DEBT

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EXHIBIT D

COUNTRIES OF OPERATION

1.   USA

2.   MEXICO

3.   COSTA RICA

4.   GUATEMALA

5.   PANAMA

6.   NICARAGUA

7.   ARGENTINA

8.   BRAZIL

9.   BOLIVIA

10. CHILE

11. COLOMBIA

12. ECUADOR

13. PERU

14. URUGUAY

15. AUSTRIA

16. GERMANY

17. GREECE

18. ISRAEL

19. SPAIN

20. MOROCCO

21. PORTUGAL

22. UNITED KINGDOM

23. AUSTRALIA

24. THAILAND

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ANNEX A

NOTICE OF CONVERSION

The undersigned, the Lender of the Note issued by the Borrower (attached to this Notice of Conversion), hereby elects to convert the below stated outstanding principal amount of this Note into Shares of the Parent effective as of the date the Borrower receives this Notice. Terms used but not otherwise defined herein shall have the meaning as assigned in the attached Note.

Please send a depositary receipt certificate or provide evidence of book-entry positions for the appropriate number of Shares and a balance Note (if applicable) to the following address:

Principal Amount of Note Being Converted: $__________________________________________

Register and issue certificates or provide evidence of book-entry positions for Shares in the following Name at the Address set forth above or, if different, as set forth below:

Name:

Address:

Social Security or Tax Identification Number:__________________________________

Print Name of Note Holder:___________________________________

Signature of Lender

Date:__________________________________

PLEASE SEND THIS BY U.S. MAIL OR OVERNIGHT DELIVERY SERVICE TO THE BORROWER. THE EFFECTIVE DATE FOR CONVERSION SHALL BE THE DATE ON WHICH THE BORROWER RECEIVES THIS NOTICE OF CONVERSION ACCOMPANIED BY THE NOTE.

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ANNEX B

SIGNIFICANT SUBSIDIARIES

1. Selina Operation Astoria Hotel LLC, a Delaware limited liability company

2. Selina Operation Chelsea LLC, a Delaware limited liability company

3. Selina Operation Chicago LLC, a Delaware limited liability company

4. Selina Operation New Orleans LLC, a Delaware limited liability company

5. Selina RY Holding, Inc.

6. Selina Operation one (1) S.A.

7. Selina Operations Israel Ltd

8. Selina Operations US Corp

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ANNEX C

SUBSIDIARY GUARANTORS

1.   Selina Operation Astoria Hotel LLC, a Delaware limited liability company

2.   Selina Operation Chelsea LLC, a Delaware limited liability company

3.   Selina Operation Chicago LLC, a Delaware limited liability company

4.   Selina Operation New Orleans LLC, a Delaware limited liability company

5.   Selina RY Holding, Inc.

6.   RY Management S.A.

7.   Remote Year South Africa (Pty) Ltd

8.   Selina Operation one (1) S.A.

9.   Selina Operations Israel Ltd

10. Selina Operations US Corp

11. Selina Brand Holdings Limited

12. Selina Nomad Limited

13. Selina North America Holdings Limited

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